**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**


**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 or 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**


**Report on Form 6-K dated November 3, 2008**

*This Report on Form 6-K shall be incorporated by reference in*
*our Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the*
*extent not superseded by documents or reports subsequently filed by us under the Securities Act of*
*1933 or the Securities Exchange Act of 1934, in each case as amended*

───────

AngloGold Ashanti Limited
**(Name of Registrant)**

76 Jeppe Street
Newtown, Johannesburg, 2001
(P O Box 62117, Marshalltown, 2107)
South Africa
**(Address of Principal Executive Offices)**

───────

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

**Form 20-F:** ☒    Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏    **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏    **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏    **No**: ☒

Enclosures:    Unaudited condensed consolidated financial statements as of June 30, 2008 and December 31, 2007 and for each of the six month periods ended June 30, 2008 and 2007, prepared in accordance with U.S. GAAP, and related management's discussion and analysis of financial condition and results of operations.

**ANGLOGOLD ASHANTI LIMITED**
**CONDENSED CONSOLIDATED STATEMENTS OF INCOME**
Prepared in accordance with US GAAP

| | Six months ended June 30, | |
|---|---|---|
| | **2008** | **2007** |
| | (unaudited) | (unaudited) |
| | (in US Dollars, millions, except for share data) | |
| **Sales and other income** | 1,908 | 1,430 |
| | | |
| Product sales | 1,886 | 1,411 |
| Interest, dividends and other | 22 | 19 |
| **Cost and expenses** | 2,020 | 1,278 |
| | | |
| Production costs | 948 | 831 |
| Exploration costs | 70 | 53 |
| Related party transactions | (5) | (6) |
| General and administrative | 64 | 61 |
| Royalties | 42 | 33 |
| Market development costs | 6 | 7 |
| Depreciation, depletion and amortization | 300 | 295 |
| Interest expense | 40 | 36 |
| Accretion expense | 12 | 8 |
| Employment severance costs | 5 | 2 |
| Profit on sale of assets, realization of loans , indirect taxes and other (see note D) | (47) | (17) |
| Non-hedge derivative loss/(gain) (see note E) | 561 | (12) |
| Other operating items | 24 | (13) |
| **(Loss)/income from continuing operations before income tax, equity income, minority interests** | (112) | 152 |
| Taxation expense (see note F) | (67) | (101) |
| Minority interest | (26) | (16) |
| Equity (loss)/income in affiliates | (89) | 7 |
| **(Loss)/income from continuing operations** | (294) | 42 |
| Discontinued operations (see note G) | 23 | - |
| **Net (loss)/income – applicable to common stockholders** | (271) | 42 |
| | | |
| **(Loss)/income per share : (cents)** | | |
| From continuing operations | | |
| Ordinary shares | (105) | 15 |
| E Ordinary shares | (52) | 7 |
| Ordinary shares – diluted | (105) | 15 |
| E Ordinary shares – diluted | (52) | 7 |
| Discontinued operations | | |
| Ordinary shares | 8 | - |
| E Ordinary shares | 4 | - |
| Ordinary shares – diluted | 8 | - |
| E Ordinary shares – diluted | 4 | - |
| Net (loss)/income | | |
| Ordinary shares | (97) | 15 |
| E Ordinary shares | (48) | 7 |
| Ordinary shares – diluted | (97) | 15 |
| E Ordinary shares – diluted | (48) | 7 |
| | | |
| **Weighted average number of shares used in computation** | | |
| Ordinary shares | 278,372,787 | 276,979,428 |
| E Ordinary shares – basic and diluted | 4,093,776 | 4,150,888 |
| Ordinary shares – diluted | 278,372,787 | 277,599,300 |
| | | |
| **Dividend declared per ordinary share (cents)** | 7 | 32 |
| **Dividend declared per E ordinary share (cents)** | 3 | 16 |

**ANGLOGOLD ASHANTI LIMITED**
**CONDENSED CONSOLIDATED BALANCE SHEETS**
Prepared in accordance with US GAAP

| | At June 30, 2008 (unaudited) | At December 31, 2007 |
|---|---|---|
| | (in US Dollars, millions) | |
| **ASSETS** | | |
| **Current assets** | 2,291 | 2,113 |
| Cash and cash equivalents | 467 | 477 |
| Restricted cash | 69 | 37 |
| Receivables | 215 | 205 |
| Trade | 44 | 35 |
| Recoverable taxes, rebates, levies and duties | 70 | 77 |
| Related parties | 4 | 6 |
| Other | 97 | 87 |
| Inventories (see note C) | 618 | 523 |
| Materials on the leach pad (see note C) | 48 | 49 |
| Derivatives | 617 | 516 |
| Deferred taxation assets | 256 | 275 |
| Assets held for sale (see note L) | 1 | 31 |
| **Property, plant and equipment, net** | 5,616 | 5,527 |
| **Acquired properties, net** | 1,205 | 1,280 |
| **Goodwill and other intangibles, net** | 616 | 591 |
| **Other long-term inventory** (see note C) | 96 | 84 |
| **Materials on the leach pad** (see note C) | 226 | 190 |
| **Other long-term assets** | 567 | 559 |
| **Deferred taxation assets** | 34 | 37 |
| **Total assets** | 10,651 | 10,381 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current liabilities** | 5,242 | 3,795 |
| Accounts payable and other current liabilities (see note M) | 1,582 | 634 |
| Derivatives | 2,338 | 2,782 |
| Short-term debt | 1,306 | 319 |
| Tax payable | 16 | 59 |
| Liabilities held for sale (see note L) | - | 1 |
| **Other non-current liabilities** | 134 | 146 |
| **Long-term debt** | 943 | 1,564 |
| **Derivatives** | 161 | 297 |
| **Deferred taxation liabilities** | 1,271 | 1,345 |
| **Provision for environmental rehabilitation** | 396 | 394 |
| **Other accrued liabilities** | 42 | 45 |
| **Provision for pension and other post-retirement medical benefits** | 161 | 180 |
| **Minority interest** | 80 | 63 |
| **Commitments and contingencies** | - | - |
| **Stockholders' equity** | 2,221 | 2,552 |
| **Common stock** | | |
| 400,000,000 (2007 – 400,000,000) authorized common stock of 25 ZAR cents each | | |
| Stock issued 2008 – 277,894,808 (2007 – 277,457,471) | 10 | 10 |
| Additional paid in capital | 5,646 | 5,607 |
| Accumulated deficit | (2,729) | (2,440) |
| Accumulated other comprehensive income (see note J) | (706) | (625) |
| **Total liabilities and stockholders' equity** | 10,651 | 10,381 |

**ANGLOGOLD ASHANTI LIMITED**
**CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS**
Prepared in accordance with US GAAP

| | Six months ended June 30, | |
| --- | --- | --- |
| | **2008**<br>(unaudited) | **2007**<br>(unaudited) |
| | (in US Dollars, millions) | |
| **Net cash provided by operating activities** | 192 | 277 |
| | | |
| Net (loss)/income – applicable to common stockholders | (271) | 42 |
| Reconciled to net cash provided by operations: | | |
| Profit on sale of assets , realization of loans , indirect taxes and other | (47) | (14) |
| Depreciation, depletion and amortization | 300 | 295 |
| Deferred taxation | 11 | 3 |
| Movement in non-hedge derivatives | 290 | (15) |
| Equity income in affiliates | 89 | (7) |
| Dividends received from affiliates | 44 | 41 |
| Other non cash items | 14 | 44 |
| Net increase in provision for environmental rehabilitation and pension and other post-retirement medical benefits | 9 | 4 |
| Effect of changes in operating working capital items: | | |
| Receivables | (20) | (35) |
| Inventories | (152) | (109) |
| Accounts payable and other current liabilities | (73) | 31 |
| Net cash provided by continuing operations | 194 | 280 |
| Net cash used in discontinued operations | (2) | (3) |
| | | |
| **Net cash used in investing activities** | (520) | (467) |
| | | |
| Acquisition of assets | - | (40) |
| Increase in non-current investments | (41) | (8) |
| Additions to property, plant and equipment | (558) | (443) |
| Proceeds on sale of mining assets | 32 | 15 |
| Proceeds on sale of discontinued assets | 10 | 1 |
| Proceeds on sale of investments | 41 | 6 |
| Proceeds on sale of affiliate | 50 | - |
| Cash (outflows)/inflows from derivatives purchased | (31) | 14 |
| Change in restricted cash | (23) | (12) |
| | | |
| **Net cash generated by financing activities** | 344 | 96 |
| | | |
| Net repayments of short-term debt | (25) | (41) |
| Issuance of stock | 11 | 19 |
| Share issue expenses | - | (1) |
| Net proceeds of long-term debt | 406 | 123 |
| Cash (outflows)/inflows from derivatives with financing | (24) | 99 |
| Advanced proceeds from rights offer | 1 | - |
| Dividends paid | (25) | (103) |
| | | |
| **Net increase/(decrease) in cash and cash equivalents** | 16 | (94) |
| **Effect of exchange rate changes on cash** | (26) | 4 |
| **Cash and cash equivalents – January 1,** | 477 | 471 |
| **Cash and cash equivalents – June 30,** | 467 | 381 |

# ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

## Note A. Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

The balance sheet as at December 31, 2007 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 20-F for the year ended December 31, 2007.

## Note B. Accounting developments

### Recently adopted pronouncements

*Fair value measurements*

The Company adopted FASB Statement No. 157, "Fair Value Measurements" ("SFAS157") for financial assets and financial liabilities on January 1, 2008.

SFAS157 provides enhanced guidance for using fair value to measure assets and liabilities. Under SFAS157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS157 also requires that fair value measurements be separately disclosed by level within the fair value hierarchy. The adoption of SFAS157 did not have a material impact on the Company's financial statements. See note R "Fair value measurements" for additional information.

On February 12, 2008, the FASB issued FASB Staff Position No. FAS 157-2, "Effective date of FASB Statement No. 157" ("the FSP"). The FSP provides a one year deferral until January 1, 2009 for the implementation of SFAS157 for certain non-financial assets and non-financial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

*Fair value option for financial assets and liabilities*

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS159"). SFAS159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS159 were adopted January 1, 2008. The Company did not elect the Fair Value Option for any of its financial assets or liabilities, and therefore, the adoption of SFAS159 had no impact on the Company's financial statements.

*Employers' accounting for defined benefit pension and other post-retirement plans*

In September 2006, the FASB issued FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS158"). The Company adopted the recognition and disclosure requirements of SFAS158 in 2006, as required, except for the requirement to measure the plan assets and benefit obligations at the fiscal year end, which is effective in fiscal years ending after December 15, 2008. The Company is implementing processes to meet these measurement requirements of SFAS158.

### Recently issued pronouncements

*Business combinations*

In December 2007, the FASB issued FASB Statement No. 141 (R), "Business Combinations" ("SFAS141(R)"). SFAS141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. SFAS141(R) applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree), including combinations achieved without the transfer of consideration. The Company is currently evaluating the potential impact of adopting SFAS141(R) on the Company's financial statements.

Prepared in accordance with US GAAP

## Note B. Accounting developments (continued)

### Recently issued pronouncements (continued)

*Noncontrolling interests*

In December 2007, the FASB issued FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS160"). SFAS160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. It shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially adopted, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the potential impact of adopting SFAS160 on the Company's financial statements.

*Derivative instruments*

In March 2008, the FASB issued FASB statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB statement No. 133" ("SFAS161"). SFAS161 applies to all derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS133 and related hedged items accounted for under SFAS133. SFAS161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. SFAS161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Comparative disclosures for earlier periods at initial adoption are encouraged but not required. The Company does not expect the adoption of SFAS161 to have a material impact on the Company's financial statements.

*Useful life of intangible assets*

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS142"). FSP FAS 142-3 removes the requirement under paragraph 11 of SFAS142 to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions and instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. The guidance for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company is currently evaluating the potential impact of adopting FSP FAS 142-3 on the Company's financial statements.

*Convertible debt instruments*

In May 2008, the FASB issued FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1") which addresses the accounting for convertible debt securities that may be settled in cash, (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS133"). FSP APB 14-1 does not change the accounting for more traditional types of convertible debt securities that do not have a cash settlement feature. Also, FSP APB 14-1 does not apply if, under existing US GAAP for derivatives, the embedded conversion feature must be accounted for separately from the rest of the instrument. FSP APB 14-1 shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. The FSP should be applied retrospectively to all past periods presented — even if the instrument has matured, has been converted, or has otherwise been extinguished as of the effective date of FSP APB 14-1. The Company is currently evaluating the potential impact of adopting FSP APB 14-1 on the Company's financial statements.

**NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2008 …continued**

Prepared in accordance with US GAAP

### Note B. Accounting developments (continued)

### Recently issued pronouncements (continued)

*Hierarchy of Generally Accepted Accounting Principles*

In May 2008, the FASB issued FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS162"). SFAS162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS162 is effective 60 days following the United States Securities and Exchange Commission (SEC's) approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, *"The Meaning of* Present Fairly in Conformity with Generally Accepted Accounting Principles". The Company does not expect the adoption of SFAS162 to have a material impact on the Company's financial statements.

*Participating securities*

In June 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method as described in SFAS No. 128, "Earnings per Share" ("SFAS 128"). Under the guidance in FSP EITF 03-6-1, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings and selected financial data) to conform with the provisions of FSP EITF 03-6-1. Early application is not permitted. The Company does not expect the adoption of FSP EITF 03-6-1 to have a material impact on the Company's financial statements.

*Instrument indexed to own stock*

In June 2008, The Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 07-5, "Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-5"). The consensus was reached on the following three issues:

- How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.
- How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity's own stock.
- How an issuer should account for market-based employee stock option valuation instruments.

Consensus was also reached that EITF 07-5 should be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which EITF 07-5 is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. The Company is currently evaluating the potential impact of adopting EITF 07-5 on the Company's financial statements.

### Note C. Inventories

| | At June 30, 2008 | At December 31, 2007 |
|---|---|---|
| | (unaudited) | |
| | (in US Dollars, millions) | |
| The components of inventory consist of the following : | | |
| **Short-term** | | |
| Gold in process | 134 | 133 |
| Gold on hand | 68 | 35 |
| Ore stockpiles | 201 | 166 |
| Uranium oxide and sulfuric acid | 15 | 13 |
| Supplies | 248 | 225 |
| | 666 | 572 |
| Less: Heap leach inventory [1] | (48) | (49) |
| | 618 | 523 |

[1] Short-term portion relating to heap leach inventory classified separate, as materials on the leach pad.

# ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

## Note C. Inventories (continued)

| | At June 30, 2008 | At December 31, 2007 |
|---|---|---|
| | (unaudited) | |
| | (in US Dollars, millions) | |
| **Long-term** | | |
| Gold in process | 226 | 190 |
| Ore stockpiles | 95 | 83 |
| Supplies | 1 | 1 |
| | 322 | 274 |
| Less: Heap leach inventory [1] | (226) | (190) |
| | 96 | 84 |

[1] Long-term portion relating to heap leach inventory classified separate, as materials on the leach pad.

## Note D. Profit on sale of assets, realization of loans, indirect taxes and other

The Company recorded a profit of $47 million (before taxation of $2 million) in the six months ended June 30, 2008, compared to a profit of $17 million (before taxation of $4 million) recorded in the same period in 2007, consisting of:

| | Six months ended June 30, | |
|---|---|---|
| | 2008 | 2007 |
| | (unaudited) | (unaudited) |
| | (in US Dollars, millions) | |
| Profit on disposal of certain exploration interests in Colombia to B2Gold Corporation | 34 | - |
| Certain royalty and production related interests in North America sold to Royal Gold Inc. | 14 | - |
| Profit on disposal the Company's 50 percent equity interest held in Nufcor International Limited | 4 | - |
| Reassessment of indirect taxes payable in Guinea | 6 | - |
| Costs relating to the issue of rights granted to E ordinary shareholders [1] | (10) | - |
| (Loss)/profit on disposal of equipment and minor assets in South America and South Africa | (1) | 8 |
| Recovery of exploration costs previously expensed in South America (Peru) | - | 6 |
| Non-recoverable value added tax in Brazil | - | (1) |
| Profit on sale of Central African Gold Plc (CAG) shares | - | 4 |
| | 47 | 17 |

[1] Rights offer was completed in early July 2008.

## Note E. Non-hedge derivative loss/gain

A loss on non-hedge derivatives of $561 million was recorded in the six months ended June 30, 2008 compared to a gain of $12 million in the same period of 2007 relating to the use of non-hedging instruments, which represent derivatives not designated in formal hedge accounting relationships. As such, the change in fair value of such derivatives is recorded each period in the income statement. The loss recorded in the six months ended June 30, 2008 primarily relates to the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and greater volatilities compared to the same period in 2007.  In addition, the Company recognized a loss of $152 million on forward gold contracts previously qualifying for the normal purchase, normal sale exception (which permits the Company to not record such amounts in its financial statements until the maturity date of the contract) under which the Company had committed to deliver a specified quantity of gold at a future date in exchange for an agreed price. However, due to the inability of a single counterparty to accept the physical delivery of gold for the forward contracts expiring in April through June 2008, the Company cash settled such contracts during the period.  Accordingly, the remaining contracts with this counterparty scheduled to mature in later periods have been determined to not meet all of the requirements necessary for them to continue to qualify for the normal purchase, normal sales exception in future periods and are being accounted for at fair value on the balance sheet as at June 30, 2008, with changes in fair value reflected in the income statement. The Company also cash settled contracts, with the same counterparty, maturing in July through September 2008. During September 2008, the Company early cash settled certain contracts with this counterparty, which were due to mature in the months of October 2008 through to August 2009.

# ANGLOGOLD ASHANTI LIMITED

**NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2008 …continued**

Prepared in accordance with US GAAP

## Note F. Taxation

A net taxation expense of $67 million was recorded in the six months ended June 30, 2008 compared to $101 million in the same period in 2007. Net taxation expense for the six months ended June 30, 2008 was 60 percent of income before tax compared to 66 percent for the same period in 2007 mainly as a result of the tax ineffectiveness of non-hedge derivative losses. Charges for deferred tax in the six months ended June 30, 2008 amounted to a net tax expense of $11 million compared to $3 million in the same period in 2007. The six months ended June 30, 2008 included deferred tax charges of $107 million on unrealized non-hedge derivatives, compared to deferred tax credits of $15 million in the same period in 2007. Charges for deferred tax in the six months ended June 30, 2007 included a tax expense of $30 million as a result of a change to the estimated deferred tax rate in South Africa. Charges for current tax in the six months ended June 30, 2008 amounted to $56 million compared to $98 million in the same period in 2007.

*Uncertain taxes*

As at June 30, 2008, the Company had $125 million of total unrecognized tax benefits which, if recognized, would affect the Company's effective income tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | (in US Dollars, millions) |
|---|---|
| Balance at January 1, 2008 | 134 |
| Additions based on tax positions related to the current year | - |
| Additions for tax positions of prior years | 8 |
| Reductions f or tax positions of prior years | - |
| Settlements | - |
| Translation | (17) |
| Balance as at June 30, 2008 | 125 |

The Company's continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense. During the six months ended June 30, 2008, the Company recognized approximately $5 million in interest. The Company had approximately $38 million for the payment of interest accrued as at June 30, 2008.

## Note G. Discontinued operations

The Ergo reclamation surface operation, which forms part of the South African operations and is included under South Africa for segmental reporting, has been discontinued as the operation has reached the end of its useful life and the assets are no longer in use. After a detailed investigation of several options and scenarios, and based on management's decision reached on February 1, 2005, mining operations at Ergo ceased on March 31, 2005. The pre-tax gain on disposal of $27 million recorded in the quarter ended June 30, 2008 relates to the remaining moveable and immovable assets of Ergo, that were sold by the Company to ERGO Mining (Pty) Limited a joint venture between Mintails South Africa (Pty) Limited and DRD South African Operations (Pty) Limited.

The transac tion was approved by the Competition Commission in early May 2008 and ERGO Mining (Pty) Limited will operate, in terms of an agreement for its own account, under the AngloGold Ashanti mineral authorizations until the mining rights have been approved by the Minister of Minerals and Energy for transfer to ERGO Mining (Pty) Limited. The results of Ergo for the six months ended June 30, 2008 and 2007, are summarized as follows:

| | **Six months ended June 30,** | | | | | |
|---|---|---|---|---|---|---|
| | **2008** (unaudited) | | | **2007** (unaudited) | | |
| | (in US Dollars, millions, except for share data) | | | | | |
| | | (cents)[1][3] | (cents)[2][3] | | (cents)[1][3] | (cents)[2][3] |
| Revenue | - | - | - | 1 | - | - |
| Costs, expenses and recoveries | 2 | - | - | - | - | - |
| Gain on disposal | 27 | 10 | 5 | - | - | - |
| Pre-tax profit | 29 | 10 | 5 | 1 | - | - |
| Taxation | (6) | (2) | (1) | (1) | - | - |
| Net profit attributable to discontinued operations | 23 | 8 | 4 | - | - | - |

[1] Per basic and diluted ordinary shares.
[2] Per basic and diluted E ordinary shares.
[3] Basic and diluted earnings/(loss) per common share. The calculation of diluted earnings/(loss) per common share for the six months ended June 30, 2008 and 2007 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bonds as their effects are anti -dilutive for these periods. The calculation of diluted earnings/(loss) per common share for the six months ended June 30, 2008 did not assume the effect of 542,581 shares, issuable upon the exercise of stock incentive options as their effects are anti -dilutive for this period. The calculation of diluted earnings/(loss) per common share for the six months ended June 30, 2008 did not assume the effect of conversion of E Ordinary shares as the Company recorded a loss from continuing operations during this period.

# ANGLOGOLD ASHANTI LIMITED

**NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2008 …continued**

Prepared in accordance with US GAAP

**Note H. Segment information**

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company's Chief Operating Decision Maker in evaluating operating performance of, and making resource allocation decisions among, operations.

| | Six months ended June 30, | |
|---|---|---|
| | **2008** [1] | **2007** |
| | (unaudited) | (unaudited) |
| | (in US Dollars, millions) | |
| **Revenues by area** | | |
| South Africa | 276 | 700 |
| Argentina | 35 | 69 |
| Australia | 83 | 172 |
| Brazil | 87 | 148 |
| Ghana | 95 | 173 |
| Guinea | 108 | 102 |
| Mali | 50 | 132 |
| Namibia | 15 | 26 |
| USA | 32 | 76 |
| Tanzania | 30 | 100 |
| Other, including Corporate and Non-gold producing subsidiaries | 4 | 3 |
| | 815 | 1,701 |
| Less: Equity method investments included above | (50) | (132) |
| Plus/less: Loss/(gain) on realized non-hedge derivatives included above | 1,143 | (139) |
| **Total revenues** | 1,908 | 1,430 |

[1] Includes the effects of accelerated settlement of non-hedge derivatives during the six months ended June 30, 2008.

| | Six months ended June 30, | |
|---|---|---|
| | **2008** [1] | **2007** |
| | (unaudited) | (unaudited) |
| | (in US Dollars, millions) | |
| **Segment income/(loss)** | | |
| South Africa | 286 | 179 |
| Argentina | (10) | 41 |
| Australia | (46) | 44 |
| Brazil | 31 | 39 |
| Ghana | 78 | 3 |
| Guinea | 89 | 3 |
| Mali | (66) | 48 |
| Namibia | (6) | 5 |
| USA | 112 | (2) |
| Tanzania | 110 | (59) |
| Other, including Corporate and Non-gold producing subsidiaries | (54) | (46) |
| **Total segment income** | 524 | 255 |

[1] Includes the effects of accelerated settlement of non-hedge derivatives during the six months ended June 30, 2008.

| | Six months ended June 30, | |
|---|---|---|
| | **2008** | **2007** |
| | (unaudited) | (unaudited) |
| | (in US Dollars, millions) | |
| **Reconciliation of segment income to Net (loss)/income** | | |
| Segment total | 524 | 255 |
| Exploration costs | (70) | (53) |
| General and administrative expenses | (64) | (61) |
| Market development costs | (6) | (7) |
| Non-hedge derivative (loss)/gain | (561) | 12 |
| Other operating items | (24) | 13 |
| Taxation expense | (67) | (101) |
| Discontinued operations | 23 | - |
| Minority interest | (26) | (16) |
| Net (loss)/income | (271) | 42 |

# ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

## Note H. Segment information (continued)

| | At June 30, 2008 (unaudited) | At December 31, 2007 |
|---|---|---|
| | (in US Dollars, millions) | |
| **Segment assets** | | |
| South Africa | 3,152 | 3,337 |
| Argentina | 235 | 236 |
| Australia | 1,504 | 1,183 |
| Brazil | 740 | 674 |
| Ghana | 2,163 | 2,155 |
| Guinea | 367 | 371 |
| Mali | 293[1] | 291[1] |
| Namibia | 71 | 76 |
| USA | 553 | 528 |
| Tanzania | 1,384 | 1,343 |
| Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries | 189 | 187 |
| **Total segment assets** | 10,651 | 10,381 |

[1] Investment held.

## Note I. (Loss)/income per share data

The following table sets forth the computation of basic and diluted (loss)/income per share (in US dollars millions, except per share data):

| | Six months ended June 30, 2008 (unaudited) | 2007 (unaudited) |
|---|---|---|
| **Numerator** | | |
| Net (loss)/income | (271) | 42 |
| Less Dividends: | | |
| Ordinary shares | 18 | 89 |
| E Ordinary shares | - | 1 |
| Undistributed losses | (289) | (48) |
| | | |
| Ordinary shares undistributed losses | (287) | (48) |
| E Ordinary shares undistributed losses | (2) | - |
| Total undistributed losses | (289) | (48) |

| | Six months ended June 30, 2008 (unaudited) | 2007 (unaudited) |
|---|---|---|
| **Denominator for basic (loss)/income per ordinary share** | | |
| Ordinary shares | 277,742,234 | 276,619,448 |
| Fully vested options [1] | 630,553 | 359,980 |
| Weighted average number of ordinary shares | 278,372,787 | 276,979,428 |
| | | |
| Effect of dilutive potential ordinary shares | | |
| Dilutive potential of stock incentive options [2] | - | 619,872 |
| Dilutive potential of convertible bonds [3] | - | - |
| Dilutive potential of E Ordinary shares [4] | - | - |
| Denominator for diluted (loss)/income per share – adjusted weighted average number of ordinary shares and assumed conversions | 278,372,787 | 277,599,300 |
| Weighted average number of E Ordinary shares used in calculation of basic and diluted (loss)/income per E Ordinary share | 4,093,776 | 4,150,888 |

[1] Compensation awards are included in the calculation of basic (loss)/income per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.

[2] The calculation of diluted (loss)/income per common share for the six months ended June 30, 2008 did not assume the effect of 542,581 shares, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period.

[3] The calculation of diluted (loss)/income per common share for the six months ended June 30, 2008 and 2007 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods.

[4] The calculation of diluted (loss)/income per common share for the six months ended June 30, 2008 did not assume the effect of conversion of E Ordinary shares as the Company recorded a loss from continuing operations during this period.

# ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

## Note J. Accumulated other comprehensive income

Other comprehensive income, net of related taxation, consists of the following:

| | Six months ended June 30, | |
| --- | --- | --- |
| | 2008 | 2007 |
| | (unaudited) | (unaudited) |
| | (in US Dollars, millions) | |
| Opening balance | (625) | (765) |
| Translation (loss)/gain | (102) | 41 |
| Financial instruments | 21 | 54 |
| Total accumulated other comprehensive income | (706) | (670) |
| | | |
| Net (loss)/income | (271) | 42 |
| Translation (loss)/gain | (102) | 41 |
| Financial instruments | 21 | 54 |
| Total comprehensive income | (352) | 137 |

## Note K. Employee benefit plans

The Company has made provision for pension and provident schemes covering substantially all employees.

### Components of net periodic benefit cost

| | Six months ended June 30, | | | |
| --- | --- | --- | --- | --- |
| | 2008 | | 2007 | |
| | (unaudited) | | (unaudited) | |
| | (in US Dollars, millions) | | | |
| | Pension benefits | Other benefits | Pension benefits | Other benefits |
| Service cost | 3 | 1 | 3 | - |
| Interest cost | 8 | 6 | 6 | 6 |
| Expected return on plan assets | (11) | - | (9) | - |
| Net periodic benefit cost | - | 7 | - | 6 |

### Employer contributions

As disclosed in the Company's annual report on Form 20-F for the year ended December 31, 2007, the Company expected to contribute $6 million to its pension plan in 2008. As of June 30, 2008, the Company had contributed $3 million during 2008.

The actuarial valuation completed as at December 31, 2007 indicated that the pension fund was fully funded.

## Note L. Assets and (liabilities) held for sale

| | At June 30, 2008 | At December 31, 2007 |
| --- | --- | --- |
| | (unaudited) | (unaudited) |
| | (in US Dollars, millions) | |

Effective June 30, 2005, the investment in the Weltevreden mining rights, located in South Africa was classified as held for sale. During the quarter ended June 30, 2008 the investment in the Weltevreden mining rights with a net book value of $13 million was reclassified from held for sale to Property, plant and equipment because the conditions precedent in the sale agreement with Aflease Gold and Uranium Resources Limited were not fulfilled and the Company has no current prospective buyers able to complete negotiations within a twelve month period. The reclassification of the Weltevreden mining rights from held for sale to held for use, resulted in a charge of $5 million which is included in loss from continuing operations for the six months ended June 30, 2008.   -   14

Rand Refinery Limited (a subsidiary of the Company) allocated parts of its premises previously recognized as a tangible asset, to held for sale. Rand Refinery Limited intends to sell off parts of the estate that are no longer utilized within the next twelve months. A buyer has been found, a sale agreement has been drawn up and parties are in the process of finalizing the agreement.   1   1

Effective June 30, 2007, exploration properties acquired from Trans-Siberian Gold plc situated in Russia were classified as held for sale. The cash sale of these exploration properties forms part of the strategic alliance between Polymetal and AngloGold Ashanti, which was concluded during the March 2008 quarter.   -   15

The remaining moveable and immovable assets of Ergo, the surface dump reclamation operation east of Johannesburg, which ceased mining operations in March 2005, was sold by the Company to ERGO Mining (Pty) Limited a joint venture between Mintails South Africa (Pty) Limited and DRD South African Operations (Pty) Limited during the quarter ended June 30, 2008. See Note G.

# ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

## Note L. Assets and (liabilities) held for sale (continued)

|  | At June 30, 2008 (unaudited) | At December 31, 2007 (unaudited) |
|---|---|---|
|  | (in US Dollars, millions) | |
| As at June 30, 2008 and December 31, 2007 the carrying amounts of major classes of assets and liabilities classified as held for sale, included: | | |
| Property, plant and equipment | 1 | 16 |
| Acquired properties | - | 15 |
| Deferred taxation | - | (1) |
| Net assets | 1 | 30 |

## Note M. Accounts payable and other current liabilities

Accounts payable and other current liabilities as at June 30, 2008 include an accrual for the early settlement of non-hedge derivative contracts. The accrual was settled during the month of July 2008 following receipt of the proceeds from the rights offer.

## Note N. Rights issue and reduction in derivatives position

On May 6, 2008, the Company announced that it intended to proceed with an approximate one-for-four renounceable rights offer, which would result in the Company issuing 69.4 million ordinary shares at a minimum subscription price of ZAR172 per share, raising gross proceeds of ZAR11.9 billion (US$1.6 billion based on the exchange rate of ZAR7.56/US$1 on May 5, 2008). Following appreciation in the Company's share price, on May 23, 2008, the Company revised the minimum subscription price upwards to ZAR194 per share resulting in gross proceeds of ZAR13.5 billion (US$1.77 billion based on an exchange rate of ZAR7.63/US$1 on May 20, 2008). The rights offer was successful and closed on July 4, 2008, with initial subscription shares being issued on July 7, 2008 and oversubscription shares being issued on July 11, 2008.

The principal purpose of the rights offer was to provide additional financial resources to improve the Company's financial flexibility. In particular, the net proceeds allow AngloGold Ashanti to significantly restructure and reduce the Company's gold derivatives position, which has adversely affected financial performance in recent years, while also being able to continue to fund the Company's principal development projects and exploration growth initiatives.

In addition to delivering gold to fulfill the terms of derivatives contracts that mature during 2008, the Company announced that it intended to further reduce its gold derivatives position during 2008 by the early cash settlement of a portion of its non-hedge derivative contracts (which have been fair valued in the Company's financial statements, with changes in such fair value recorded in the income statement) that were maturing in years 2008 through 2010. On May 6, 2008, the Company announced that if the reduction in the Company's derivatives position was implemented as it anticipated, although the received gold price for 2008 will be adversely impacted given the early cash settlement of certain non-hedge derivatives with low contracted sales prices, the derivatives position as at December 31, 2008 will be reduced to approximately 6.25 million ounces (December 31, 2007: 10.39 million ounces).

On July 14, 2008, the Company announced that it had made substantial progress in the reduction of its derivatives position, which will allow the Company to benefit from improved participation in the spot gold price earlier than anticipated. The Company capitalized on a weaker gold market during the second quarter in executing a combination of delivery into and early cash settlement of a portion of its non-hedge derivative contracts. Committed ounces was reduced to 6.88 million ounces as at July 1, 2008, therefore the Company will have a greater participation in the spot gold price going forward.

## Note O. Commitments and contingencies

Capital expenditure commitments
Capital commitments and contingent liabilities of the Company include total contracted capital expenditure of $346 million and total authorized capital expenditure not yet contracted of approximately $907 million as of June 30, 2008. The Company intends to finance these capital expenditures from cash on hand, including the proceeds from the rights offer, cash flow from operations, existing credit facilities and, potentially, additional credit facilities or debt instruments.

South Africa – groundwater pollution
The Company has identified a number of groundwater pollution sites at its current operations in South Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The geology of the area is typified by a dolomite rock formation that is prone to solution cavities. Polluted process water from the operations has percolated from pollution sources to this rock formation and has been transported three dimensionally, creating pollution plumes in the dolomite aquifer.

Prepared in accordance with US GAAP

## Note O. Commitments and contingencies (continued)

Numerous scientific, technical and legal reports have been produced and the remedying of the polluted soil and groundwater is the subject of a continued research program between the University of the Witwatersrand and the Company. Subject to the technology being developed as a proven remediation technique, no reliable estimate can be made for the obligation.

South Africa – deep groundwater pollution
The Company has identified a flooding and future pollution risk posed by deep groundwater, due to the interconnected nature of operations in the West Wits and Vaal River operations in South Africa The Company is involved in task teams and other structures to find long-term sustainable solutions for this risk, together with industry partners and government. As there is too little foundation for the accurate estimate of a liability, no reliable estimate can be made for the obligation.

Brazil – sales tax on gold deliveries
Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export namely, one assessment for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the State of Goiás through a branch located in a different Brazilian state, it must obtain an authorization from the Goiás State Treasury by means of a Special Regime Agreement *(Termo de Acordo re Regime Especial – TARE)*. The MSG operation is co-owned with Kinross Gold Corporation. The Company's attributable share of the first assessment is approximately $47 million. Although MSG requested the *TARE* in early 2004, the *TARE*, which authorized the remittance of gold to the Company's branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006. In November 2006 the administrative council's second chamber ruled in favor of MSG and fully canceled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the Company's attributable share of the assessment is approximately $29 million. The Company believes both assessments are in violation of federal legislation on sales taxes.

Brazil – Tax dispute
Morro Velho and AngloGold Ashanti Brasil Mineração are involved in disputes with tax authorities. These disputes involve seven federal tax assessments including income tax, social contributions and annual property tax based on ownership of properties outside of urban perimeters (ITR). The amount involved is approximately $12 million.

Brazil – VAT dispute
Mineração Serra Grande S.A. (MSG), received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the Company's appeal against the assessment. The Company is now appealing the dismissal of the case. The Company's attributable share of the assessment is approximately $9 million.

South Africa – provision of surety
The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly owned subsidiaries of Oro Group (Proprietary) Limited, an affiliate of the Company. The Company has a total maximum liability, in terms of the suretyships, of R100 million ($13 million). The suretyship agreements have a termination notice period of 90 days. The probability of the non-performance under the suretyships is considered minimal, based on factors of no prior defaults, being well-established companies and recourse via general notarial bonds over the gold stocks of the subsidiaries of the Oro Group. These bonds should enable the Company to recover the majority of the guaranteed amount. The Company receives a fee from the associate for providing the surety and has assessed the possibility of a claim for non-performance.

North America – reclamation
Pursuant to US environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations in amounts aggregating approximately $48 million.

The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet its rehabilitation obligations. As at June 30, 2008 the carrying value of these obligations relating to AngloGold Ashanti USA amounted to $33 million and is included in the Provision for environmental rehabilitation in the Company's consolidated balance sheet. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable federal and/or state agency. There are no recourse provisions that would enable AngloGold Ashanti to recover from third parties any of the amounts paid under the guarantee.

Guarantee for convertible bond
The Company has guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $1 billion 2.375 percent convertible bonds due 2009. The Company's obligations regarding the guarantee are direct, unconditional and unsubordinated.

Guarantee for syndicated loan facility
AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited each have guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc, AngloGold Ashanti USA Incorporated and AngloGold Ashanti

**NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2008 …continued**

Prepared in accordance with US GAAP

## Note O. Commitments and contingencies (continued)

Australia Limited regarding the $1.15 billion Syndicated loan facility dated December 13, 2007. The total amount outstanding under the syndicated $1.15 billion facility as of June 30, 2008 amounted to $912 million.

North and South America delivery guarantees

The Company has issued gold delivery guarantees to several counterpart banks in which it guarantees the due performance of its subsidiaries AngloGold (USA) Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.

Ashanti Treasury Services – guarantees

The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc has provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary Ashanti Treasury Services Limited (ATS). The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the Hedging Agreements. At June 30, 2008 the marked-to-market valuation of the ATS hedge book was negative $1,419 million.

Geita hedge guarantee

The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by GMC of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. This guarantee remains in force until no sum remains to be paid under the hedging agreements and the Bank has irrevocably recovered or received all sums payable to it under the hedging agreements. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the hedging agreements. At June 30, 2008 the marked-to-market valuation of the GMC hedge book was negative $417 million.

Taxation

With operations in several countries on several continents, many of which are emerging markets, AngloGold Ashanti is subject to, and pays annual taxes under the various tax regimes where it operates. Some of these tax regimes are defined by contractual agreements with the local government, but others are defined by the general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company is subject to a review of its historic tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company's business conducted within the country involved. Management believes based on information currently to hand, that such tax contingencies have been adequately provided for, and as assessments are completed, the Company will make appropriate adjustments to those estimates used in determining amounts due.

Vulnerability from concentrations

There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Malian government to the Company's equity accounted affiliates. Recoverable value added tax due from the Malian government to the equity accounted affiliates of the Company amounts to an attributable $52 million at June 30, 2008 (March 31, 2008: attributable $47 million). The last audited value added tax return was for the period ended March 31, 2007 and as at June 30, 2008 an attributable $23 million was still outstanding and an attributable $29 million is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.

Recoverable fuel duties from the Malian government to the equity accounted affiliates of the Company amount to an attributable $7 million at June 30, 2008 (March 31, 2008: attributable $6 million). Fuel duty refund claims are required to be submitted before January 31 of the following year and are subject to authorization by, firstly, the Department of Mining, and secondly, the Customs and Excise authorities. An attributable $5 million is still subject to authorization by the Customs and Excise authorities. The accounting processes for the unauthorized amount are in accordance with the processes advised by the Malian government in terms of the previous authorizations. With effect from February 2006, fuel duties are no longer payable to the Malian government.

The Government of Mali is a shareholder in all of the Company's equity accounted affiliates in Mali. Management is in negotiations with the Government of Mali to agree a protocol for the repayment of these amounts. The amounts outstanding have been discounted to their present value at a rate of 6.5 percent.

There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government. Recoverable value added tax due from the Tanzanian government to the Company amounts to $15 million at June 30, 2008 (March 31, 2008: $17 million). The last audited value added tax return was for the period ended April 30, 2008 and as at June 30, 2008 $15 million was still outstanding and is subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits. The amounts outstanding have been discounted to their present value at a rate of 7.8 percent.

# ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

## Note O. Commitments and contingencies (continued)

Recoverable fuel duties from the Tanzanian government to the Company amount to $41 million at June 30, 2008 (March 31, 2008: $36 million). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the Customs and Excise authorities. As at June 30, 2008, claims for refund of fuel duties amounting to $26 million have been lodged with the Customs and Excise authorities, which are still outstanding, whilst claims for refund of $15 million have not yet been submitted. The accounting processes for the unauthorized amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorizations. The amounts outstanding have been discounted to their present value at a rate of 7.8 percent.

In addition to the above, the Company has contingent liabilities in respect of certain tax assessments, claims, disputes and guarantees which are not considered to be material.

## Note P. Recent developments

### Announcements made after June 30, 2008:

On May 29, 2008, AngloGold Ashanti announced its amendment to the transaction agreement to acquire 100 percent of Golden Cycle Gold Corporation (GCGC) to adjust the consideration that GCGC shareholders receive from 0.29 AngloGold Ashanti American depositary shares ("ADSs") to 0.3123 AngloGold Ashanti ADSs to account for the effects of the AngloGold Ashanti rights offer announced on May 23, 2008. GCGC shareholders approved the transaction on June 30, 2008 at a general meeting and the transaction became effective on July 1, 2008 at which time, AngloGold Ashanti acquired the remaining 33 percent shareholding in the Cripple Creek & Victor Gold Mining Company joint venture. A total of 3,181,198 AngloGold Ashanti ADSs were issued pursuant to this transaction.

Shareholders at a general meeting held on May 22, 2008 approved the issue of new ordinary shares to AngloGold Ashanti ordinary and E ordinary shareholders by way of a rights offer at a ratio of 24.6403 rights offer shares for every 100 AngloGold Ashanti shares held on the record date of July 6, 2008. The final terms of the rights offer were announced on May 23, 2008 resulting in a total of 69,470,442 new rights offer shares being offered to shareholders at a subscription price of R194.00 per share. On July 7, 2008, AngloGold Ashanti announced that the rights offer closed on July 4, 2008 and that 68,105,143 shares had been subscribed for (98 percent of rights offered) which shares were issued on July 7, 2008. Applications to acquire additional shares amounting to 400,468,713 shares (or 576.5 percent) had been received and the remaining 1,365,299 shares were issued on July 11, 2008. A total of R13.477 billion ($1.7 billion) was raised.

On July 14, 2008, AngloGold Ashanti announced that it had made substantial progress in the reduction of its derivatives position, which will allow the Company to benefit from improved participation in the spot gold price.

On July 31, 2008, AngloGold Ashanti announced that it has entered into a letter of agreement (subject to certain conditions and regulatory approvals) with Eldorado Gold Corporation to acquire 100 percent of Eldorado's wholly owned subsidiary, São Bento Gold Company Limited, for a consideration of $70 million, to be settled through the issue of AngloGold Ashanti shares.

It was AngloGold Ashanti's intention to refinance the $1.0 billion convertible bond with the proceeds of a new equity linked instrument. However, global capital market conditions have been, and continue to be, disrupted and volatile and in recent weeks the volatility and lack of liquidity in global capital markets have reached unprecedented levels. In light of these recent market conditions, on October 30, 2008 AngloGold Ashanti announced that it is actively exploring a broader range of refinancing options, including bridge financing, further debt financing and additional asset sales, as well as reviewing discretionary capital expenditures. AngloGold Ashanti cannot give assurance that it will be able to refinance the convertible bond on commercially reasonable terms, if at all.

## Note Q. Declaration of dividends

On February 6, 2008, AngloGold Ashanti declared a final dividend of 53 South African cents (6.606 US cents) per ordinary share for the year ended December 31, 2007 with a record date of February 29, 2008 and payment dates of March 7, 2008 for holders of ordinary shares and CDIs, March 10, 2008 for holders of GhDSs and March 17, 2008 for holders of ADSs. In addition, on February 6, 2008 AngloGold Ashanti declared a dividend of 26.5 South African cents (3 US cents) per E ordinary share, payable on March 7, 2008 to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.

On July 30, 2008, AngloGold Ashanti declared an interim dividend of 50 South African cents (approximately 7 US cents) per ordinary share for the six months ended June 30, 2008 with a record date of August 22, 2008 and a payment date of August 29, 2008 for holders of ordinary shares and CDIs, approximately September 1, 2008 for holders of GhDSs and approximately September 8, 2008 for holders of ADSs. In addition, on July 30, 2008 AngloGold Ashanti declared a dividend of 25 South African cents (approximately 3 US cents) per E ordinary share, payable on August 29, 2008 to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.

In addition to the cash dividend, an amount equal to the dividend paid to holders of E ordinary shares will be offset when calculating the strike price of E ordinary shares.

Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.

Prepared in accordance with US GAAP

### Note R. Fair value measurements

The Company adopted SFAS157 as of January 1, 2008, with the exception of the application of the statement to non-recurring non-financial assets and non-financial liabilities. The Company currently does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

SFAS157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The following table sets out the Company's financial assets and (liabilities) measured at fair value by level within the fair value hierarchy as at June 30, 2008 (in US Dollars, millions):

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Cash equivalents | 300 | | | 300 |
| Marketable equity securities | 68 | | | 68 |
| Derivatives, net | | (1,882) | | (1,882) |

The Company's cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities.

The Company's marketable equity securities are included in Other long-term assets in the Company's consolidated balance sheet. They consist of investments in ordinary shares, associated purchase warrants and options and are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares, warrants and/or options held by the Company.

The Company's derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company's derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

### Note S. Supplemental condensed consolidating financial information

With effect from October 1, 2004, AngloGold Ashanti has transferred certain of its operations and assets located outside South Africa (excluding certain operations and assets in the United States, Australia and Africa) to AngloGold Ashanti Holdings plc (originally SMI Holdings Limited and formerly AngloGold Holdings plc) ("IOMco"), its wholly-owned subsidiary. IOMco is an Isle of Man registered company.

IOMco has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the "Guarantor"). The following is condensed financial information of the registrant and consolidating financial information for the Company as of June 30, 2008 and December 31, 2007 and for the six months ended June 30, 2008 and 2007, with a separate column for each of IOMco as Issuer, AngloGold Ashanti Limited as Guarantor and the other businesses of the group combined (the "Non-Guarantor Subsidiaries"). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method.

# ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

**Note S. Supplemental condensed consolidating financial information (continued)**

## Condensed consolidating statements of income
**FOR THE SIX MONTHS ENDED JUNE 30, 2008**
(unaudited)
(In million US dollars, except share information)

| | AngloGold Ashanti (the "Guarantor") | IOMco (the "Issuer") | Other subsidiaries (the "Non-Guarantor Subsidiaries") | Cons adjustments | Total |
|---|---|---|---|---|---|
| **Sales and other income** | 749 | 1 | 1,175 | (17) | 1,908 |
| Product sales | 725 | - | 1,161 | - | 1,886 |
| Interest, dividends and other | 24 | 1 | 14 | (17) | 22 |
| **Costs and expenses** | 683 | 373 | 1,308 | (344) | 2,020 |
| Production costs | 370 | - | 578 | - | 948 |
| Exploration costs | 2 | - | 67 | 1 | 70 |
| Related party transactions | (5) | - | - | - | (5) |
| General and administrative expenses/(recoveries) | 69 | (80) | 33 | 42 | 64 |
| Royalties paid | - | - | 42 | - | 42 |
| Market development costs | 3 | - | 3 | - | 6 |
| Depreciation, depletion and amortization | 125 | - | 175 | - | 300 |
| Interest expense | 12 | 22 | 6 | - | 40 |
| Accretion expense | 5 | - | 7 | - | 12 |
| Employment severance costs | 5 | - | - | - | 5 |
| (Profit)/loss on sale of assets , realization of loans , indirect taxes and other | (41) | 431 | (50) | (387) | (47) |
| Non-hedge derivative loss and other commodity contracts | 138 | - | 447 | - | 585 |
| **Income/(loss) from continuing operations before income tax, equity income, minority interests** | 66 | (372) | (133) | 327 | (112) |
| Taxation expense | - | (2) | (65) | - | (67) |
| Minority interest | - | - | (26) | - | (26) |
| Equity loss in affiliates | (89) | - | - | - | (89) |
| Equity (loss)/income in subsidiaries | (262) | (294) | - | 556 | - |
| **(Loss)/income from continuing operations** | (285) | (668) | (224) | 883 | (294) |
| Discontinued operations | 23 | - | - | - | 23 |
| **(Loss)/income** | (262) | (668) | (224) | 883 | (271) |
| Preferred stock dividends | (9) | - | (8) | 17 | - |
| **Net (loss)/income - applicable to common stockholders** | (271) | (668) | (232) | 900 | (271) |

# ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

**Note S. Supplemental condensed consolidating financial information (continued)**

## Condensed consolidating statements of income
### FOR THE SIX MONTHS ENDED JUNE 30, 2007
(unaudited)
(In million US dollars, except share information)

| | AngloGold Ashanti (the "Guarantor") | IOMco (the "Issuer") | Other subsidiaries (the "Non-Guarantor Subsidiaries") | Cons adjustments | Total |
|---|---|---|---|---|---|
| **Sales and other income** | 678 | - | 760 | (8) | 1,430 |
| Product sales | 664 | - | 750 | (3) | 1,411 |
| Interest, dividends and other | 14 | - | 10 | (5) | 19 |
| **Costs and expenses** | 549 | (27) | 737 | 19 | 1,278 |
| Production costs | 370 | - | 461 | - | 831 |
| Exploration costs | 2 | - | 51 | - | 53 |
| Related party transactions | (6) | - | - | - | (6) |
| General and administrative expenses/(recoveries) | 54 | (65) | 31 | 41 | 61 |
| Royalties paid | - | - | 33 | - | 33 |
| Market development costs | 4 | - | 3 | - | 7 |
| Depreciation, depletion and amortization | 124 | - | 171 | - | 295 |
| Interest expense | 13 | 17 | 6 | - | 36 |
| Accretion expense | 4 | - | 4 | - | 8 |
| Employment severance costs | 2 | - | - | - | 2 |
| (Profit)/loss on sale of assets, realization of loans, indirect taxes and other | (7) | 21 | (10) | (21) | (17) |
| Non-hedge derivative gain and other commodity contracts | (11) | - | (13) | (1) | (25) |
| **Income/(loss) from continuing operations before income tax, equity income, minority interests** | 129 | 27 | 23 | (27) | 152 |
| Taxation expense | (68) | (1) | (32) | - | (101) |
| Minority interest | - | - | (16) | - | (16) |
| Equity income/(loss) in affiliates | 22 | (15) | - | - | 7 |
| Equity (loss)/income in subsidiaries | (39) | 26 | - | 13 | - |
| **Income/(loss) from continuing operations** | 44 | 37 | (25) | (14) | 42 |
| Discontinued operations | - | - | - | - | - |
| **Income/(loss)** | 44 | 37 | (25) | (14) | 42 |
| Preferred stock dividends | (2) | - | (3) | 5 | - |
| **Net income/(loss) - applicable to common stockholders** | 42 | 37 | (28) | (9) | 42 |

**NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2008 …continued**

Prepared in accordance with US GAAP

**Note S. Supplemental condensed consolidating financial information (continued)**

### Condensed consolidating balance sheets
**AT JUNE 30, 2008**
(unaudited)
(In million US dollars, except share information)

| | AngloGold Ashanti (the "Guarantor") | IOMco (the "Issuer") | Other subsidiaries (the "Non-Guarantor Subsidiaries") | Cons adjustments | Total |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Current Assets** | 1,240 | 2,456 | 4,919 | (6,324) | 2,291 |
| Cash and cash equivalents | 197 | 18 | 252 | - | 467 |
| Restricted cash | 23 | - | 46 | - | 69 |
| Receivables and other current assets | 1,020 | 2,438 | 4,621 | (6,324) | 1,755 |
| Trade and other receivables and deferred taxation assets | 287 | 5 | 182 | (3) | 471 |
| Inter-group balances | 355 | 2,433 | 3,533 | (6,321) | - |
| Derivatives | 300 | - | 317 | - | 617 |
| Inventories | 78 | - | 540 | - | 618 |
| Materials on the leach pad | - | - | 48 | - | 48 |
| Assets held for sale | - | - | 1 | - | 1 |
| **Property, plant and equipment, net** | 1,748 | - | 3,868 | - | 5,616 |
| **Acquired properties, net** | 218 | - | 987 | - | 1,205 |
| **Goodwill and other intangibles, net** | - | 247 | 635 | (266) | 616 |
| **Other long-term inventory** | - | - | 96 | - | 96 |
| **Materials on the leach pad** | - | - | 226 | - | 226 |
| **Other long-term assets and deferred taxation assets** | 2,013 | 460 | 545 | (2,417) | 601 |
| **Total assets** | 5,219 | 3,163 | 11,276 | (9,007) | 10,651 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | | |
| **Current liabilities** | 1,961 | 1,065 | 8,825 | (6,609) | 5,242 |
| Accounts payable and other current liabilities | 573 | - | 1,041 | (32) | 1,582 |
| Inter-group balances | 389 | 53 | 6,267 | (6,709) | - |
| Derivatives | 752 | - | 1,454 | 132 | 2,338 |
| Short-term debt | 264 | 1,009 | 33 | - | 1,306 |
| Tax | (17) | 3 | 30 | - | 16 |
| Liabilities held for sale | - | - | - | - | - |
| **Other non-current liabilities** | 125 | - | 88 | (79) | 134 |
| **Long-term debt** | 32 | 376 | 535 | - | 943 |
| **Derivatives** | 42 | - | 251 | (132) | 161 |
| **Deferred taxation liabilities** | 563 | - | 694 | 14 | 1,271 |
| **Provision for environmental rehabilitation** | 126 | - | 270 | - | 396 |
| **Other accrued liabilities** | - | - | 42 | - | 42 |
| **Provision for pension and other post-retirement medical benefits** | 149 | - | 12 | - | 161 |
| **Minority interest** | - | - | 79 | 1 | 80 |
| **Commitments and contingencies** | - | - | - | - | - |
| **Stockholders' equity** | 2,221 | 1,722 | 480 | (2,202) | 2,221 |
| Stock issued | 10 | 3,625 | 901 | (4,526) | 10 |
| Additional paid in capital | 5,646 | 124 | 332 | (456) | 5,646 |
| Accumulated (deficit)/profit | (2,729) | (2,027) | (1,924) | 3,951 | (2,729) |
| Accumulated other comprehensive income | (706) | - | 1,171 | (1,171) | (706) |
| **Total liabilities and stockholders' equity** | 5,219 | 3,163 | 11,276 | (9,007) | 10,651 |

**NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2008 …continued**

Prepared in accordance with US GAAP

**Note S. Supplemental condensed consolidating financial information (continued)**

## Condensed consolidating balance sheets
**AT DECEMBER 31, 2007**
(In million US dollars, except share information)

| | AngloGold Ashanti (the "Guarantor") | IOMco (the "Issuer") | Other subsidiaries (the "Non-Guarantor Subsidiaries") | Cons adjustments | Total |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Current Assets** | 1,549 | 2,636 | 4,923 | (6,995) | 2,113 |
| Cash and cash equivalents | 188 | 40 | 249 | - | 477 |
| Restricted cash | 26 | - | 11 | - | 37 |
| Receivables and other current assets | 1,335 | 2,596 | 4,663 | (6,995) | 1,599 |
| Trade and other receivables and deferred taxation assets | 284 | 9 | 190 | (3) | 480 |
| Inter-group balances | 784 | 2,587 | 3,621 | (6,992) | - |
| Derivatives | 182 | - | 334 | - | 516 |
| Inventories | 70 | - | 453 | - | 523 |
| Materials on the leach pad | - | - | 49 | - | 49 |
| Assets held for sale | 15 | - | 16 | - | 31 |
| **Property, plant and equipment, net** | 1,953 | - | 3,574 | - | 5,527 |
| **Acquired properties, net** | 258 | - | 1,022 | - | 1,280 |
| **Goodwill and other intangibles, net** | - | 247 | 611 | (267) | 591 |
| **Other long-term inventory** | - | - | 84 | - | 84 |
| **Materials on the leach pad** | - | - | 190 | - | 190 |
| **Other long-term assets and deferred taxation assets** | 2,263 | 745 | 516 | (2,928) | 596 |
| **Total assets** | 6,023 | 3,628 | 10,920 | (10,190) | 10,381 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | | |
| **Current liabilities** | 2,277 | 64 | 8,422 | (6,968) | 3,795 |
| Accounts payable and other current liabilities | 200 | - | 438 | (4) | 634 |
| Inter-group balances | 815 | 53 | 6,096 | (6,964) | - |
| Derivatives | 978 | - | 1,804 | - | 2,782 |
| Short-term debt | 304 | 9 | 6 | - | 319 |
| Tax | (21) | 2 | 78 | - | 59 |
| Liabilities held for sale | 1 | - | - | - | 1 |
| **Other non-current liabilities** | 134 | - | 106 | (94) | 146 |
| **Long-term debt** | 36 | 1,306 | 222 | - | 1,564 |
| **Derivatives** | 90 | - | 207 | - | 297 |
| **Deferred taxation liabilities** | 627 | - | 702 | 16 | 1,345 |
| **Provision for environmental rehabilitation** | 140 | - | 254 | - | 394 |
| **Other accrued liabilities** | - | - | 45 | - | 45 |
| **Provision for pension and other post-retirement medical benefits** | 167 | - | 13 | - | 180 |
| **Minority interest** | - | - | 62 | 1 | 63 |
| **Commitments and contingencies** | - | - | - | - | - |
| **Stockholders' equity** | 2,552 | 2,258 | 887 | (3,145) | 2,552 |
| Stock issued | 10 | 3,625 | 901 | (4,526) | 10 |
| Additional paid in capital | 5,607 | 89 | 332 | (421) | 5,607 |
| Accumulated (deficit)/profit | (2,440) | (1,456) | (1,511) | 2,967 | (2,440) |
| Accumulated other comprehensive income | (625) | - | 1,165 | (1,165) | (625) |
| **Total liabilities and stockholders' equity** | 6,023 | 3,628 | 10,920 | (10,190) | 10,381 |

21

# ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

**Note S. Supplemental condensed consolidating financial information (continued)**

## Condensed consolidating statements of cash flows
**FOR THE SIX MONTHS ENDED JUNE 30, 2008**
(unaudited)
(In million US dollars, except share information)

| | AngloGold Ashanti (the "Guarantor") | IOMco (the "Issuer") | Other subsidiaries (the "Non-Guarantor Subsidiaries") | Cons adjustments | Total |
|---|---|---|---|---|---|
| **Net cash provided by/(used) in operating activities** | 133 | (200) | 276 | (17) | 192 |
| Net (loss)/income – applicable to common stockholders | (271) | (668) | (232) | 900 | (271) |
| Reconciled to net cash provided by/(used) in operations: | | | | | |
| (Profit)/loss on sale of assets , realization of loans, indirect taxes and other | (41) | 431 | (50) | (387) | (47) |
| Depreciation, depletion and amortization | 125 | - | 175 | - | 300 |
| Deferred taxation | (11) | - | 22 | - | 11 |
| Other non cash items | 232 | (180) | 915 | (530) | 437 |
| Net increase in provision for environmental rehabilitation and pension and other post-retirement medical benefits | 5 | - | 4 | - | 9 |
| Effect of changes in operating working capital items: | | | | | |
| Net movement inter-group receivables and payables | 138 | 213 | (351) | - | - |
| Receivables | (5) | 2 | (17) | - | (20) |
| Inventories | (8) | - | (144) | - | (152) |
| Accounts payable and other current liabilities | (29) | 2 | (46) | - | (73) |
| Net cash provided by/(used) in continuing operations | 135 | (200) | 276 | (17) | 194 |
| Net cash used in discontinued operations | (2) | - | - | - | (2) |
| **Net cash (used)/generated in investing activities** | (109) | 1 | (412) | - | (520) |
| Acquisition of assets | - | - | - | - | - |
| Decrease/(increase) in non-current investments | - | 1 | (42) | - | (41) |
| Additions to property , plant and equipment | (155) | - | (403) | - | (558) |
| Proceeds on sale of mining assets | - | - | 32 | - | 32 |
| Proceeds on sale of discontinued assets | 10 | - | - | - | 10 |
| Proceeds on sale of investments | - | - | 41 | - | 41 |
| Proceeds on sale of affiliate | 50 | - | - | - | 50 |
| Cash effects from hedge restructuring | (14) | - | (17) | - | (31) |
| Change in restricted cash | - | - | (23) | - | (23) |
| **Net cash generated by financing activities** | 9 | 177 | 141 | 17 | 344 |
| Net repayments of short-term debt | - | - | (25) | - | (25) |
| Issuance of stock | 11 | 35 | (35) | - | 11 |
| Share issue expenses | - | - | - | - | - |
| Net proceeds of long-term debt | - | 70 | 336 | - | 406 |
| Cash effects from hedge restructuring | 15 | - | (39) | - | (24) |
| Advanced proceeds from rights offer | 1 | - | - | - | 1 |
| Dividends (paid)/received | (18) | 72 | (96) | 17 | (25) |
| **Net increase/(decrease) in cash and cash equivalents** | 33 | (22) | 5 | - | 16 |
| **Effect of exchange rate changes on cash** | (24) | - | (2) | - | (26) |
| **Cash and cash equivalents – January 1,** | 188 | 40 | 249 | - | 477 |
| **Cash and cash equivalents – June 30,** | 197 | 18 | 252 | - | 467 |

**NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2008 …continued**

Prepared in accordance with US GAAP

**Note S. Supplemental condensed consolidating financial information (continued)**

## Condensed consolidating statements of cash flows
### FOR THE SIX MONTHS ENDED JUNE 30, 2007
(unaudited)
(In million US dollars, except share information)

| | AngloGold Ashanti (the "Guarantor") | IOMco (the "Issuer") | Other subsidiaries (the "Non-Guarantor Subsidiaries") | Cons adjustments | Total |
|---|---|---|---|---|---|
| **Net cash provided by/(used) in operating activities** | 143 | (108) | 247 | (5) | 277 |
| Net income/(loss) – applicable to common stockholders | 42 | 37 | (28) | (9) | 42 |
| Reconciled to net cash provided by/(used) in operations: | | | | | |
| (Profit)/loss on sale of assets , realization of loans, indirect taxes and other | (7) | 22 | (8) | (21) | (14) |
| Depreciation, depletion and amortization | 124 | - | 171 | - | 295 |
| Deferred taxation | (27) | - | 30 | - | 3 |
| Other non cash items | (5) | (97) | 140 | 25 | 63 |
| Net increase/(decrease) in provision for environmental rehabilitation and pension and other post-retirement medical benefits | 6 | - | (2) | - | 4 |
| Effect of changes in operating working capital items: | | | | | |
| Net movement inter-group receivables and payables | (33) | (71) | 104 | - | - |
| Receivables | (22) | (1) | (12) | - | (35) |
| Inventories | (5) | - | (104) | - | (109) |
| Accounts payable and other current liabilities | 73 | 2 | (44) | - | 31 |
| Net cash provided by/(used) in continuing operations | 146 | (108) | 247 | (5) | 280 |
| Net cash used in discontinued operations | (3) | - | - | - | (3) |
| **Net cash used in investing activities** | (130) | - | (337) | - | (467) |
| Acquisition of assets | - | - | (40) | - | (40) |
| Increase in non-current investments | - | - | (8) | - | (8) |
| Additions to property, plant and equipment | (148) | - | (295) | - | (443) |
| Proceeds on sale of mining assets | 6 | - | 9 | - | 15 |
| Proceeds of sale of discontinued assets | 1 | - | - | - | 1 |
| Proceeds on sale of investments | - | - | 6 | - | 6 |
| Proceeds on sale of affiliate | - | - | - | - | - |
| Cash effects from hedge restructuring | 11 | - | 3 | - | 14 |
| Change in restricted cash | - | - | (12) | - | (12) |
| **Net cash (used)/generated by financing activities** | (5) | 112 | (16) | 5 | 96 |
| Net repayments of short-term debt | - | - | (41) | - | (41) |
| Issuance of stock | 19 | 33 | (33) | - | 19 |
| Share issue expenses | (1) | - | - | - | (1) |
| Net proceeds of long-term debt | - | 55 | 68 | - | 123 |
| Cash effects from hedge restructuring | 25 | - | 74 | - | 99 |
| Advanced proceeds from rights offer | - | - | - | - | - |
| Dividends (paid)/received | (48) | 24 | (84) | 5 | (103) |
| **Net increase/(decrease) in cash and cash equivalents** | 8 | 4 | (106) | - | (94) |
| **Effect of exchange rate changes on cash** | - | - | 4 | - | 4 |
| **Cash and cash equivalents – January 1,** | 180 | 32 | 259 | - | 471 |
| **Cash and cash equivalents – June 30,** | 188 | 36 | 157 | - | 381 |

23

## REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE SIX MONTHS ENDED JUNE 30, 2008 PREPARED IN ACCORDANCE WITH US GAAP

In the following discussion references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to euro or € are to the lawful currency of the European Union, references to AUD dollars and A$ are to the lawful currency of Australia, references to BRL is to the lawful currency of Brazil, reference to C$ is to the lawful currency of Canada and references to GHC or cedi are to the lawful currency of Ghana.

**Introduction**

### Operating results

AngloGold Ashanti's revenues are derived primarily from the sale of gold produced at its mines. A portion of its revenue is derived from sales of silver, uranium oxide and sulfuric acid. AngloGold Ashanti's operating results are directly related to the price of gold which can fluctuate widely and are also affected by numerous factors beyond its control, including industrial and jewellery demand, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales or de-hedging activities by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions.

As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in AngloGold Ashanti's current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below AngloGold Ashanti's cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations nor to continue the development of some or all of its projects.

### Impact of exchange rate fluctuations

During the first six months of 2008 the rand weakened against the US dollar (based on the exchange rates of R6.81 and R7.83 per US dollar on January 1, 2008 and June 30, 2008, respectively). The value of the rand lost 7 percent against the US dollar when comparing the average exchange rates of the rand against the US dollar of R7.64 and R7.14 during the first six months of 2008 and 2007, respectively.

The weaker rand against the US dollar, which positively impacted on the profitability of AngloGold Ashanti, was offset by an increase in the Australian dollar which strengthened by 13 percent against the US dollar based on the average exchange rates of A$1.08 and A$1.24 per US dollar during the first six months of 2008 and 2007, respectively. The strengthening of the local currency in Brazil by 17 percent against the US dollar based on the average exchange rates of BRL1.70 and BRL2.04 per US dollar during the first six months of 2008 and 2007, respectively, further negatively impacted on AngloGold Ashanti's profitability.

### Acquisitions and dispositions

The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly, AngloGold Ashanti has been, and expects to continue to be, involved in a number of acquisitions and dispositions as part of this global trend to identify value-adding business combination and acquisition opportunities.

AngloGold Ashanti completed the acquisition of the minority interests of 15 percent in the Iduapriem and Teberebie mine previously held by the Government of Ghana and the International Finance Corporation effective September 1, 2007. The Company is still in the process of finalizing the purchase price allocation of fixed assets. The final purchase price allocation of $25 million is not expected to vary significantly from the preliminary allocation.

During the quarter ended March 31, 2008, AngloGold Ashanti disposed of certain assets, the most significant of which was the disposal of royalty and production related interests of El Chanate and Marigold projects in North America to Royal Gold Inc. for a profit of $14 million before taxation.

During the quarter ended June 30, 2008, AngloGold Ashanti sold certain exploration interests in Colombia to B2Gold Corporation and disposed of its 50 percent equity interest held in Nufcor International Limited to Constellation Energy Commodities Group for a total profit of $38 million before taxation.

**Rights issue and reduction in derivatives position**

On May 6, 2008, the Company announced that it intended to proceed with an approximate one-for-four renounceable rights offer, which would result in the Company issuing 69.4 million ordinary shares at a minimum subscription price of ZAR172 per share, raising gross proceeds of ZAR11.9 billion (US$1.6 billion based on the exchange rate of ZAR7.56/US$1 on May 5, 2008). Following appreciation in the Company's share price, on May 23, 2008, the Company revised the minimum subscription price upwards to ZAR194 per share resulting in gross proceeds of ZAR13.5 billion (US$1.77 billion based on an exchange rate of ZAR7.63/US$1 on May 20, 2008). The rights offer was successful and closed on July 4, 2008, with initial subscription shares being issued on July 7, 2008 and oversubscription shares being issued on July 11, 2008.

The principal purpose of the rights offer was to provide additional financial resources to improve the Company's financial flexibility. In particular, the net proceeds allow AngloGold Ashanti to significantly restructure and reduce the Company's gold derivatives position, which has adversely affected financial performance in recent years, while also being able to continue to fund the Company's principal development projects and exploration growth initiatives.

In addition to delivering gold to fulfill the terms of derivatives contracts that mature during 2008, the Company announced that it intended to further reduce its gold derivatives position during 2008 by the early cash settlement of a portion of its non-hedge derivative contracts (which have been fair valued in the Company's financial statements, with changes in such fair value recorded in the income statement) that were maturing in years 2008 through 2010. On May 6, 2008, the Company announced that if the reduction in the Company's derivatives position was implemented as it anticipated, although the received gold price for 2008 will be adversely impacted given the early cash settlement of certain non-hedge derivatives with low contracted sales prices, the derivatives position as at December 31, 2008 will be reduced to approximately 6.25 million ounces (December 31, 2007: 10.39 million ounces).

On July 14, 2008, the Company announced that it had made substantial progress in the reduction of its derivatives position, which will allow the Company to benefit from improved participation in the spot gold price earlier than anticipated. The Company capitalized on a weaker gold market during the second quarter in executing a combination of delivery into and early cash settlement of a portion of its non-hedge derivative contracts. Committed ounces was reduced to 6.88 million ounces as at July 1, 2008, therefore the Company will have a greater participation in the spot gold price going forward.

**Gold market for the quarter ended June 30, 2008**

The gold price again traded strongly during the second quarter of 2008, albeit in a similarly volatile pattern to that in the first quarter of 2008, which is partly a reflection of continuing uncertainty in financial markets. The direction of the gold price remains closely linked to the movement of the US dollar, but more recently has also shown a strong correlation to inflationary expectations and the oil price.

The first half of April 2008 saw strong US dollar gold prices, reaching some $946 per ounce towards the middle of the month, the highest price recorded during the quarter, as the US dollar edged towards an all-time low of Euro/US$1.60. Since then, the price fell by $100 per ounce to reach a low of $845 per ounce in the opening days of May 2008, primarily on profit taking.

From the middle of May 2008, however, gold resumed an upward trend as a consequence of a steadily rising oil price and predictions by analysts of higher prices to come. The gold price continued to be volatile for the balance of the quarter reflecting uncertainty surrounding the outlook for the global economy and inflation, and amidst fears of further write-downs in the banking sector.

At $898 per ounce, the average US dollar gold spot price for the second quarter of 2008 was slightly lower than the strong average price attained during the first quarter of $925 per ounce. The rand gold price reached highs of R234,551 per kilogram during the quarter, and the spot price averaged R216,742 per kilogram for the quarter, some 3 percent lower than the previous quarter's average of R224,308 per kilogram.

### *Jewellery demand*

All the major markets experienced some slowdown in jewellery consumption over the quarter. In the US, the mass-market segment was the worst affected, with this group of consumers facing increased pressure on spending due to inflationary trends in that economy. In emerging markets, gold price volatility was a more significant factor in dampening demand. Seasonal factors also impacted negatively on gold consumption.

In India, the world's largest gold market, high rupee gold prices dampened demand during the second quarter, continuing the trend set in the first quarter of 2008. There were, however, some significant fluctuations in demand during the period, with good levels of consumption being seen during the festival of Akshaya Thritiya, a traditional gold-buying occasion. Although demand during the festival was lower than in 2007 by some 11 percent, when record levels of gold sales were registered, significant purchases still took place. During May 2008 and June 2008, however, when price volatility became a significant feature of the market, demand again receded.

Price volatility has an important impact on gold demand in India, while the continued weakening of the rupee against the US dollar has also increased the absolute price level of gold to the consumer. With the metal breaching the R12,000 per 100 grams level during the quarter, and moving above R13,000 per 100 grams in the early part of July 2008, the Indian consumer is experiencing record high gold prices. As a result of higher gold prices there is some evidence that retail formats for jewellery in the Indian market are starting to shift. Wedding jewellery is becoming lighter and jewellery designs are emerging which enable consumers to wear one piece of jewellery in different ways and for different occasions. Efforts are also underway to attract younger consumers to the market, taking advantage of the disposable income available in this target group.

In the Middle East, price volatility also impacted demand, as did inflationary pressure, which limited the level of disposable income available for discretionary purchases. The quarter started slowly with relatively low levels of jewellery sales during the first part of April 2008, but picked up during the balance of the period as the wedding and holiday season stimulated sales.

Continued political uncertainty in Turkey and the weakening of the Turkish lira against the US dollar both impacted negatively on demand in this market. In the Egyptian market, however, where the local currency appreciated against the US dollar, demand remained relatively strong, building on that market's good performance in the first quarter of the year.

In the US, mass-market jewellery outlets pulled back significantly on sales of 14 carat gold, and tended to substitute gold items with gold-clad or lower-caratage jewellery. The high end of the market, though relatively small in tonnage terms, showed some strength.

In China, the second quarter is traditionally a slower time for jewellery sales and the market data received to date appears to reflect this. It also suggests a significant slowdown in consumer demand following the earthquake on May 12, 2008. Inflationary concerns, however, remain significant and gold purchases in China have historically been strong in times of high inflation.

*Central bank sales*

In the current year of the Central Bank Agreement (which runs from October 2007 to September 2008), member signatories have sold only 251 tonnes of the allotted 500 tonnes quota for the period. If the signatories to the accord do not utilize their full quota during the current year, it will be the third consecutive year in which they have failed to do so.

*Investment market*

The seven major Exchange Traded Funds (ETFs) did not repeat the impressive growth that they exhibited in the first quarter of 2008, although post quarter there has been significant renewed interest in investing into gold ETFs. From a peak of some 29 million ounces held by these funds in the beginning of April 2008, almost 2 million ounces were sold off, with the amount of gold held by these funds stabilizing at around 27 million ounces for the remainder of the quarter.

In the Indian context, ETFs account for only a small portion of investment demand; the majority of gold purchased purely for investment purposes is in either coin or bar format. However, new formats of gold investment vehicles are being piloted in India which, if successful, could impact positively on this market sector. These take the form of either consignment purchasing schemes or gold savings schemes whereby individuals set aside a portion of their monthly wages to purchase gold. These schemes are operated by local banks specializing in micro-finance.

*Producer hedging*

The main item of news in this respect, although not entirely unexpected, was the statement from Newcrest Mining Limited that they had completed the close out of their last remaining hedges. This amounted to buying of some 600,000 ounces in total.

During the second quarter of 2008, AngloGold Ashanti reduced its hedge commitments from 10.03 million ounces to 6.88 million ounces, through deliveries into maturing contracts, combined with buy-backs, in respect of its non-hedge derivative contracts.

*Currencies*

The rand opened the second quarter of 2008 at R8.09/US$ and closed at R7.83/US$, 3 percent stronger.

The rand started the second quarter of 2008 in a strengthening trend as it continued to recover from the first quarter of 2008, where confidence was strained following the power shortages and political changes in South Africa. However, the announcement of a 9 percent current account deficit for the first quarter of 2008 reinforced the vulnerability of the rand and curtailed any further appreciation of the currency. Although there is currently potential for fixed investment into South Africa, specifically in the telecoms sector, the size of the current account deficit will continue to hamper real appreciation of the currency.

The Australian dollar opened the second quarter of 2008 at A$/US$0.91 and closed at A$/US$0.96, strengthening 5 percent.

The forces at play in the Australian dollar are much the same as those faced globally, balancing the risks of growth against those of inflation. More recent price increases, in particular iron ore and coal, have added support to the currency and are likely to keep underpinning the strength of the Australian dollar.

Despite showing unusual levels of volatility during the second quarter of 2008, the Brazilian real continued its strong appreciation trend, ending the quarter at BRL1.60/US$, an appreciation of 8 percent on its opening rate of BRL1.74/US$.

**Operating review for the six months ended June 30, 2008**

Presented in the table below is selected operating data for AngloGold Ashanti for the six months ended June 30, 2008 and 2007. The operating data gives effect to acquisitions and dispositions as of the effective date of such acquisitions and dispositions:

| Operating data for AngloGold Ashanti | Six months ended June 30, | |
| --- | --- | --- |
| | **2008** | **2007** |
| Total gold production (000 oz) [1] | 2,450 | 2,675 |
| Capital expenditure ($ million) | 561 | 476 |
|   Consolidated entities | 558 | 473 |
|   Equity accounted joint ventures [2] | 3 | 3 |

[1] Including equity accounted joint ventures.
[2] Attributable portion.

### *Gold production*

For the six months ended June 30, 2008, AngloGold Ashanti's total gold production decreased by approximately 225,000 ounces, or about 8 percent, to 2.45 million ounces from 2.68 million ounces produced in the same period in 2007. In South Africa, gold production decreased from 1,148,000 ounces produced in the six months to June 30, 2007, to 1,041,000 ounces produced in the same period in 2008. The decrease is mainly due to volumes being affected by power shortages and stricter safety related controls at most of the South African mines. Gold production in Argentina, Australia, Mali and Tanzania decreased from 102,000 ounces, 297,000 ounces, 210,000 ounces and 160,000 ounces, respectively, produced in the six months to June 30, 2007, to 55,000 ounces, 233,000 ounces, 200,000 ounces and 138,000 ounces produced, respectively, in the same period in 2008. This was mainly due to the high level of clay contained in material used to feed the plant at Cerro Vanguardia (in Argentina) in the current year which negatively impacted on recoveries and throughput; lower grades following the completion of mining in the high grade zone at Sunrise Dam (in Australia); lower volumes in line with life of mine plans as well as lower grades as mining of higher grades at the bottom of the main pit was completed in 2007 at Yatela (in Mali). In Tanzania, gold production was lower compared to 2007 due to ongoing problems in the crusher section, mill relining and breakdowns on the stockpile conveyor system as well as lower recovered grades (at Geita).

The decrease in gold produced over 2007 at most mines was partially offset by an increase in gold production in Guinea from 137,000 ounces produced in the six months to June 30, 2007, to 179,000 ounces produced 2008, as a result of an improved recovered grade due to mining in higher grade pits.

In the quarter ended June 30, 2008, AngloGold Ashanti's total gold production increased by 57,000 ounces to 1.25 million ounces, or 5 percent from 1.20 million ounces produced during the quarter ended March 31, 2008 mainly due to a stable power supply at South African mines and higher grades and volumes.

### *Capital expenditures*

Total capital expenditure of $561 million was recorded during the six months ended June 30, 2008 compared to $476 million in the same period in 2007. This represented a $85 million, or 18 percent, increase from 2007. In Australia, capital expenditure increased from $124 million recorded in the six months ended June 30, 2007 to $213 million in the same period in 2008 mainly as a result of the expansion at Boddington mine. Expenditure in Tanzania increased from $8 million recorded in the six months ended June 30, 2007 to $29 million in the same period in 2008 mainly due to the purchase of heavy mining equipment. Capital expenditure recorded in the six months ended June 30, 2007 included $30 million relating to the fifteen-year secured capital leases for the corporate office.

## Comparison of financial performance on a segment basis for the six months ended June 30, 2008 and 2007

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company's Chief Operating Decision Maker in evaluating operating performance of, and making resource allocation decisions among, operations.

### *Revenues*

| | Six months ended June 30, | | | |
| | 2008 [1] | | 2007 | |
| | US dollar, millions | Percentage | US dollar, millions | Percentage |
|---|---|---|---|---|
| **Category of activity** | | | | |
| Product sales | 1,886 | | 1,411 | |
| Interest, dividends and other | 22 | | 19 | |
| Total revenues | 1,908 | | 1,430 | |
| | | | | |
| **Geographical area data** | | | | |
| South Africa | 276 | 14% | 700 | 50% |
| Argentina | 35 | 2% | 69 | 5% |
| Australia | 83 | 4% | 172 | 12% |
| Brazil | 87 | 5% | 148 | 10% |
| Ghana | 95 | 5% | 173 | 12% |
| Guinea | 108 | 6% | 102 | 7% |
| Mali | 50 | 3% | 132 | 9% |
| Namibia | 15 | 1% | 26 | 2% |
| USA | 32 | 2% | 76 | 5% |
| Tanzania | 30 | 1% | 100 | 7% |
| Other, including Corporate and Non-gold producing subsidiaries | 4 | - | 3 | - |
| | 815 | 43% | 1,701 | 119% |
| Less: Equity method investments included above | (50) | (3%) | (132) | (9%) |
| Plus/less: Loss/(gain) on realized non-hedge derivatives included above | 1,143 | 60% | (139) | (10%) |
| Total revenues | 1,908 | 100% | 1,430 | 100% |

[1] Includes the effects of accelerated settlement of non-hedge derivatives during the six months ended June 30, 2008.

### *Assets*

| | At June 30, 2008 | | At December 31, 2007 | |
| | US dollar, millions | Percentage | US dollar, millions | Percentage |
|---|---|---|---|---|
| Geographical area data | | | | |
| Total segment assets | | | | |
| South Africa | 3,152 | 30% | 3,337 | 32% |
| Argentina | 235 | 2% | 236 | 2% |
| Australia | 1,504 | 14% | 1,183 | 11% |
| Brazil | 740 | 7% | 674 | 6% |
| Ghana | 2,163 | 20% | 2,155 | 21% |
| Guinea | 367 | 3% | 371 | 4% |
| Mali | 293 [1] | 3% | 291 [1] | 3% |
| Namibia | 71 | 1% | 76 | 1% |
| USA | 553 | 5% | 528 | 5% |
| Tanzania | 1,384 | 13% | 1,343 | 13% |
| Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries | 189 | 2% | 187 | 2% |
| Total segment assets | 10,651 | 100% | 10,381 | 100% |

[1] Investment held.

**Comparison of financial performance for the six months ended June 30, 2008 and 2007**

*Revenues*

Revenues from product sales and other income increased from $1,430 million in the first six months of 2007 to $1,908 million in the same period of 2008, representing a 33 percent increase over the period. This was due to the increase in the gold price in the first six months of 2008 as the average spot price of gold was $911 per ounce during the six months ended June 30, 2008, $253 per ounce, or 38 percent, higher than $658 per ounce, the average spot price of gold in the first six months of 2007. The majority of product sales consisted of US dollar-denominated gold sales.

Price received (product sales including realized non-hedge derivatives) was however negatively impacted as a result of the inclusion of the effects of accelerated settlement of non-hedge derivatives of $1,089 million during the six months ended June 30, 2008.

*Production costs*

During the six months ended June 30, 2008, AngloGold Ashanti incurred production costs of $948 million representing an increase of $117 million, or 14 percent, from $831 million recorded for the same period of 2007.

Production costs in AngloGold Ashanti's operations in Australia, Tanzania, Argentina, Ghana and Guinea increased from $72 million, $83 million, $21 million, $113 million and $61 million, respectively, in the first six months of 2007 to $125 million, $93 million, $41 million, $141 million and $71 million, respectively, for the same period of 2008 mainly as a result of an increase in operational costs due to inflationary pressures following higher commodity prices, increasing oil prices, rising input costs as well as the strengthening of local currencies relative to the US dollar.

Production costs in AngloGold Ashanti's South Africa operations decreased to $355 million in the first six months of 2008 from $366 million for the same period of 2007 mainly as a result of the weakening of the South African rand relative to the US dollar being offset by the impact of inflationary cost increases on power costs, steel, reagents, materials and contract labor costs.

*Exploration costs*

Exploration costs increased from $53 million in the six months ended June 30, 2007 to $70 million in the same period in 2008 mainly due to increased exploration activities in Australia, regional and target generation activities in Colombia and continued drilling in the Mongbwalu region of the Democratic Republic of the Congo.

*Royalties*

Royalties paid by AngloGold Ashanti increased from $33 million in the six months ended June 30, 2007, to $42 million paid in the same period in 2008, mainly due to the higher gold price. Royalties are mostly calculated based on a percentage of revenues and are payable primarily to local governments.

*Depreciation, depletion and amortization*

Depreciation, depletion and amortization expense increased by $5 million to $300 million in the six months ended June 30, 2008 when compared to $295 million recorded in the same period in 2007 mainly due to amortization expense increases in Brazil, from $23 million incurred in the six months ended June 30, 2007 to $28 million in the same period of 2008, as a result of production from the Cuiabá expansion project (completed in 2007).

### *Interest expense*

Interest expense increased by $4 million from $36 million recorded in the six months ended June 30, 2007 to $40 million in the six months ended June 30, 2008 mainly due to an increase in bank borrowings.

### *Accretion expense*

Accretion expense of $12 million was recorded in the six months ended June 30, 2008 compared with $8 million in the six months ended June 30, 2007. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.

### *Employment severance costs*

Employment severance costs increased to $5 million during the six months ended June 30, 2008 from $2 million in the same period in 2007. Employment severance costs recorded for the six months ended June 30, 2008 relates to retrenchments in the South African region reflecting mainly rationalization of operations at Great Noligwa, Kopanang and TauTona.

### *Profit on sale of assets, realization of loans, indirect taxes and other*

In the six months ended June 30, 2008, the Company recorded a profit of $47 million (before taxation of $2 million) relating mainly to the disposal of certain exploration interests in Colombia to B2Gold Corporation, the disposal of the Company's 50 percent equity interest held in Nufcor International Limited to Constellation Energy Commodities Group, royalty and production related interests of the El Chanate and Marigold projects in North America sold to Royal Gold Inc. and a reassessment of indirect taxes in Guinea, offset by the write-off of costs relating to the issue of rights granted to E ordinary shareholders in terms of the rights offer that was completed in early July 2008. The profit of $17 million (before taxation of $4 million) recorded in the six months ended June 30, 2007 mainly related to the disposal of minor assets in South Africa and South America, the recovery of exploration costs written off, a profit on the sale of Central African Gold Plc (CAG) shares arising from the disposal of Bibiani (concluded in December 2006) and a reassessment of indirect taxes in Brazil.

### *Non-hedge derivative loss/gain*

A loss on non-hedge derivatives of $561 million was recorded in the six months ended June 30, 2008 compared to a gain of $12 million in the same period of 2007 relating to the use of non-hedging instruments, which represent derivatives not designated in formal hedge accounting relationships. As such, the change in fair value of such derivatives is recorded each period in the income statement. The loss recorded in the six months ended June 30, 2008 primarily relates to the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and greater volatilities compared to the same period in 2007. In addition, the Company recognized a loss of $152 million on forward gold contracts previously qualifying for the normal purchase, normal sale exception (which permits the Company to not record such amounts in its financial statements until the maturity date of the contract) under which the Company had committed to deliver a specified quantity of gold at a future date in exchange for an agreed price. However, due to the inability of a single counterparty to accept the physical delivery of gold for the forward contracts expiring in April through June 2008, the Company cash settled such contracts during the period. Accordingly, the remaining contracts with this counterparty scheduled to mature in later periods have been determined to not meet all of the requirements necessary for them to continue to qualify for the normal purchase, normal sales exception in future periods and are being accounted for at fair value on the balance sheet as at June 30, 2008, with changes in fair value reflected in the income statement. The Company also cash settled contracts, with the same counterparty, maturing in July through September 2008. During September 2008, the Company early cash settled certain contracts with this counterparty, which were due to mature in the months of October 2008 through to August 2009.

### *Other operating items*

Other operating items, consisting of provision for loss on future deliveries of other commodities, unrealized loss/gain on other commodity physical borrowings and loss realized on settlement of uranium contracts amounted to an expense of $24 million in the six months ended June 30, 2008 compared to a net credit of $13 million in the same period in 2007, due to a decrease in the price of uranium and loss realized on termination of certain uranium contracts.

### *Taxation expense*

A net taxation expense of $67 million was recorded in the six months ended June 30, 2008 compared to $101 million in the same period in 2007. Net taxation expense for the six months ended June 30, 2008 was 60 percent of income before tax compared to 66 percent for the same period in 2007 mainly as a result of the tax ineffectiveness of non-hedge derivative losses. Charges for deferred tax in the six months ended June 30, 2008 amounted to a net tax expense of $11 million compared to $3 million in the same period in 2007. The six months ended June 30, 2008 included deferred tax charges of $107 million on unrealized non-hedge derivatives, compared to deferred tax credits of $15 million in the same period in 2007. Charges for deferred tax in the six months ended June 30, 2007 included a tax expense of $30 million as a result of a change to the estimated deferred tax rate in South Africa. Charges for current tax in the six months ended June 30, 2008 amounted to $56 million compared to $98 million in the same period in 2007.

### *Equity loss/income in affiliates*

Equity income in affiliates decreased to a loss of $89 million in the six months ended June 30, 2008 compared to income of $7 million in the six months ended June 30, 2007, mainly due to a decrease in earnings from operations in Mali resulting from lower revenues and production.

### *Discontinued operations*

A profit of $23 million was recorded in the six months ended June 30, 2008 due to the closure of the Ergo operations (at the end of March 2005) and subsequent sale of the remaining moveable and immovable assets of Ergo (in the quarter ended June 30, 2008) as described by note G "Discontinued operations" to the condensed consolidated financial statements.

**Liquidity and capital resources**

Net cash provided by operating activities was $192 million in the six months ended June 30, 2008, $85 million lower than $277 million for the comparable period in 2007. Net cash outflow from operating working capital items amounted to $245 million in the six months ended June 30, 2008 compared to an outflow of $113 million in the same period in 2007.

Investing activities in the six months ended June 30, 2008 resulted in a net cash outflow of $520 million compared with an outflow of $467 million in the six months ended June 30, 2007. Additions to property, plant and equipment, which included capital expenditure of $558 million compared to $443 million in the same period in 2007, were recorded in the first six months of 2008 for major capital projects including Boddington (in Australia).

Net cash generated by financing activities in the six months ended June 30, 2008 amounted to an inflow of $344 million, which is an increase of $248 million from an inflow of $96 million in the six months ended June 30, 2007, and included cash inflows from proceeds from loans of $406 million (which included $359 million and $42 million, respectively, under the $1,150 million unsecured syndicated loan facility and loans raised in South America). Proceeds from stock issued in the six months ended June 30, 2008 amounted to $11 million. Cash outflows during the six months ended June 30, 2008 comprised normal scheduled loan repayments of $7 million and of $18 million from loans in South America. The Company made dividend payments of $25 million (7 US cents per ordinary share) in the six months ended June 30, 2008 compared with dividends of $103 million (32 US cents per ordinary share) paid in the same period in 2007.

As a result of the items discussed above, at June 30, 2008, AngloGold Ashanti had $467 million of cash and cash equivalents compared with $477 million at December 31, 2007, a decrease of $10 million. At June 30, 2008, the Company had a total of $405 million available but undrawn under its credit facilities.

AngloGold Ashanti is currently involved in a number of capital projects. As of June 30, 2008, $346 million of AngloGold Ashanti's future capital expenditure had been contracted for and another approximately $907 million had been authorized but not yet contracted for, as described in note O "Commitments and contingencies" to the condensed consolidated financial statements.

To service the above capital commitments and other operational requirements the Company is dependant upon existing cash resources, including the proceeds from the rights offer, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the Company's covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities matures in the near future, the Company believes that these facilities can be refinanced on similar terms to those currently in place.

During the next twelve months, approximately $1,306 million of AngloGold Ashanti's debt is scheduled to mature consisting mainly of the 2.375 percent convertible bond (due February 2009) and the Rand denominated corporate bond (due August 2008) of $1,008 million and $265 million, respectively, as at June 30, 2008. The Rand denominated corporate bond was repaid on August 28, 2008.

AngloGold Ashanti intends to finance capital expenditure projects and the repayment of debt scheduled to mature in 2008 from cash on hand, including the proceeds from the rights offer, cash flow from operations, existing credit facilities and, potentially, additional credit facilities or debt instruments. It was AngloGold Ashanti's intention to refinance the $1.0 billion convertible bond with the proceeds of a new equity linked instrument. However, global capital market conditions have been, and continue to be, disrupted and volatile and in recent weeks the volatility and lack of liquidity in global capital markets have reached unprecedented levels. In light of these recent market conditions, AngloGold Ashanti is actively exploring a broader range of refinancing options, including bridge financing, further debt financing and additional asset sales, as well as reviewing discretionary capital expenditures. See "Item 3D. Risk Factors -- Risks related to AngloGold Ashanti's operations -- AngloGold Ashanti's level of indebtedness may adversely affect is business" in AngloGold Ashanti's Form 20-F for the year ended December 31, 2007, filed with the United States Securities and Exchange Commission ("SEC") on May 19, 2008.

**Critical accounting policies**

The preparation of AngloGold Ashanti's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. For a full discussion of the Company's critical accounting policies, please see "Item 5: Operating and financial review and prospects – Critical accounting policies" in the Company's Annual Report on Form 20-F for the year ended December 31, 2007 which was filed with the United States Securities and Exchange Commission (SEC) on May 19, 2008.

**Recently adopted pronouncements**

*Fair value measurements*

The Company adopted FASB Statement No. 157, "Fair Value Measurements" ("SFAS157") for financial assets and financial liabilities on January 1, 2008.

SFAS157 provides enhanced guidance for using fair value to measure assets and liabilities. Under SFAS157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS157 also requires that fair value measurements be separately disclosed by level within the fair value hierarchy.  The adoption of SFAS157 did not have a material impact on the Company's financial statements.

On February 12, 2008, the FASB issued FASB Staff Position No. FAS157-2, "Effective date of FASB Statement No. 157" ("the FSP").  The FSP provides a one year deferral until January 1, 2009 for the implementation of SFAS157 for certain non-financial assets and non-financial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

Refer to note R "Fair value measurements" to the condensed consolidated financial statements for additional information.

*Fair value option for financial assets and liabilities*

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS159"). SFAS159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS159 were adopted January 1, 2008.  The Company did not elect the Fair Value Option for any of its financial assets or liabilities, and therefore, the adoption of SFAS159 had no impact on the Company's financial statements.

*Employers' accounting for defined benefit pension and other post-retirement plans*

In September 2006, the FASB issued FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS158").  The Company adopted the recognition and disclosure requirements of SFAS158 in 2006, as required, except for the requirement to measure the plan assets and benefit obligations at the fiscal year end, which is effective in fiscal years ending after December 15, 2008. The Company is implementing processes to meet these measurement requirements of SFAS158.

**Recently issued pronouncements**

*Business combinations*

In December 2007, the FASB issued FASB Statement No. 141 (R), "Business Combinations" ("SFAS141(R)"). SFAS141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. SFAS141(R) applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree), including combinations

achieved without the transfer of consideration. The Company is currently evaluating the potential impact of adopting SFAS141(R) on the Company's financial statements.

*Noncontrolling interests*

In December 2007, the FASB issued FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS160"). SFAS160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. It shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially adopted, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the potential impact of adopting SFAS160 on the Company's financial statements.

*Derivative instruments*

In March 2008, the FASB issued FASB statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB statement No. 133" ("SFAS161"). SFAS161 applies to all derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS133 and related hedged items accounted for under SFAS133. SFAS161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. SFAS161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Comparative disclosures for earlier periods at initial adoption are encouraged but not required. The Company does not expect the adoption of SFAS161 to have a material impact on the Company's financial statements.

*Useful life of intangible assets*

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS142"). FSP FAS 142-3 removes the requirement under paragraph 11 of SFAS142 to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions and instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. The guidance for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company is currently evaluating the potential impact of adopting FSP FAS 142-3 on the Company's financial statements.

*Convertible debt instruments*

In May 2008, the FASB issued FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1") which addresses the accounting for convertible debt securities that may be settled in cash, (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS133"). FSP APB 14-1does not change the

accounting for more traditional types of convertible debt securities that do not have a cash settlement feature. Also, FSP APB 14-1 does not apply if, under existing US GAAP for derivatives, the embedded conversion feature must be accounted for separately from the rest of the instrument. FSP APB 14-1 shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. The FSP should be applied retrospectively to all past periods presented — even if the instrument has matured, has been converted, or has otherwise been extinguished as of the effective date of FSP APB 14-1. The Company is currently evaluating the potential impact of adopting FSP APB 14-1 on the Company's financial statements.

*Hierarchy of Generally Accepted Accounting Principles*

In May 2008, the FASB issued FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS162"). SFAS162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS162 is effective 60 days following the United States Securities and Exchange Commission (SEC's) approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, "*The Meaning of* Present Fairly in Conformity with Generally Accepted Accounting Principles". The Company does not expect the adoption of SFAS162 to have a material impact on the Company's financial statements.

*Participating securities*

In June 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method as described in SFAS No. 128, "Earnings per Share" ("SFAS 128"). Under the guidance in FSP EITF 03-6-1, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings and selected financial data) to conform with the provisions of FSP EITF 03-6-1. Early application is not permitted. The Company does not expect the adoption of FSP EITF 03-6-1 to have a material impact on the Company's financial statements.

*Instrument indexed to own stock*

In June 2008, The Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 07-5, "Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-5"). The consensus was reached on the following three issues:

- How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.
- How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity's own stock.
- How an issuer should account for market-based employee stock option valuation instruments.

Consensus was also reached that EITF 07-5 should be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which EITF 07-5 is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. The Company is currently evaluating the potential impact of adopting EITF 07-5 on the Company's financial statements.

**Contractual obligations**

In addition to the contractual obligations as disclosed in the Company's Annual Report on Form 20-F for the year ended December 31, 2007, during the six months ended June 30, 2008, the Company drew down $359 million under the $1,150 million unsecured syndicated loan facility. As of June 30, 2008, $912 million was drawn under the $1,150 million unsecured syndicated loan facility. Advances and repayments on loans in South America amounted to $42 million and $18 million, respectively, during the six months ended June 30, 2008.

Short-term debt as of June 30, 2008, includes $1,008 million and $265 million, respectively, under the 2.375 percent convertible bond (due February 2009) and the Rand denominated corporate bond (due August 2008). As at June 30, 2008, the estimated fair value of all derivatives making up the hedge positions was a negative $3,577 million (at March 31, 2008: negative $4,851 million).

**Heap leach inventory**

The costs of materials currently contained on leach pads are reported as a separate line item apart from inventory. As of June 30, 2008, $48 million was classified as short-term compared with $49 million as at December 31, 2007 as AngloGold Ashanti expects the related gold to be recovered within twelve months. As of June 30, 2008, $226 million was classified as long term compared with $190 million as at December 31, 2007.

**Hedging overview for the quarter ended June 30, 2008**

The Company continues to actively manage its hedge position in a value accretive manner, whilst actively reducing the overall hedge delta.

As at June 30, 2008, the net delta hedge position was 6.54 million ounces or 204 tonnes (at March 31, 2008: 9.25 million ounces or 288 tonnes). Despite a higher gold price, the delta of the hedge book was reduced by 2.71 million ounces to 6.54 million ounces, and total commitments reduced from 10.03 million ounces to 6.88 million ounces, as delivery into maturing contracts and hedge buy-backs (limited to non-hedge derivatives) were effected during the quarter.

The marked-to-market value of all hedge transactions, irrespective of accounting designation, making up the hedge positions was a liability of $3.53 billion, decreasing by $1.25 billion during the quarter. This value was based on a gold price of $922.90 per ounce, exchange rates of R7.83/$ and A$/$0.95 and the prevailing market interest rates and volatilities at that date.

The table below reflects the hedge position as at June 30, 2008 and includes the effect of the hedge reduction undertaken during the second quarter.

These marked-to-market valuations are in no way predictive of the future value of the hedge position, nor of future impact on the revenue of the Company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

**AngloGold Ashanti's hedge position as at June 30, 2008**

The following table indicates AngloGold Ashanti's gold hedge position at a weighted average settlement price as at June 30, 2008 (references in the table to "$" are to the US dollar, references to "A$" are to the Australian dollar and references to "BRL" are to the Brazilian real):

| | Year | 2008 | 2009 | 2010 | 2011 | 2012 | 2013-2016 | Total |
|---|---|---|---|---|---|---|---|---|
| **DOLLAR GOLD** | | | | | | | | |
| Forward contracts | Amount (kg) | 7,823 | 12,917 | 12,580 | 12,931 | 11,944 | 12,364 | 70,559 |
| | US$/oz | $104 | $218 | $327 | $397 | $404 | $432 | $326 |
| Put options sold | Amount (kg) | | 933 | | 1,882 | 1,882 | 3,763 | 8,460 |
| | US$/oz | | $660 | | $420 | $430 | $445 | $460 |
| Call options purchased | Amount (kg) | 4,284 | | | | | | 4,284 |
| | US$/oz | $428 | | | | | | $428 |
| Call options sold | Amount (kg) | 6,096 | 11,695 | 29,168 | 37,146 | 24,461 | 39,924 | 148,490 |
| | US$/oz | $348 | $357 | $498 | $521 | $622 | $604 | $535 |
| **RAND GOLD** | | | | | | | | |
| Forward contracts | Amount (kg) | 933 | *1,866 | | | | | *933 |
| | Rand per kg | R127,944 | R157,213 | | | | | R147,456 |
| **A DOLLAR GOLD** | | | | | | | | |
| Forward contracts | Amount (kg) | 1,555 | 1,835 | 3,111 | | | | 6,501 |
| | A$ per oz | A$591 | A$569 | A$685 | | | | A$630 |
| Call options purchased | Amount (kg) | 1,555 | 1,244 | 3,111 | | | | 5,910 |
| | A$ per oz | A$682 | A$694 | A$712 | | | | A$701 |
| **\*\* Total net gold:** | Delta (kg) | (10,591) | (23,390) | (40,491) | (47,467) | (33,520) | (48,066) | (203,525) |
| | Delta (oz) | (340,510) | (752,020) | (1,301,820) | (1,526,100) | (1,077,690) | (1,545,320) | (6,543,460) |

\*      Indicates a long position resulting from forward purchase contracts. The Company enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.

\*\*     The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at June 30, 2008.

A limited number of the dollar gold hedge contracts included optional early termination provisions pursuant to which the hedge counterparty can elect to terminate the relevant hedging contracts on specified dates. The early termination provision which applies can be exercised in the first five business days of January 2010. These contracts form part of the Ashanti hedge that was in place prior to the Business Combination between AngloGold and Ashanti completed in April 2004.

The following table indicates AngloGold Ashanti's silver hedge position as at June 30, 2008

| | Year | 2008 | 2009 | 2010 | 2011 | 2012 | 2013-2016 | Total |
|---|---|---|---|---|---|---|---|---|
| **DOLLAR SILVER** | | | | | | | | |
| Put options purchased | Amount (kg) | 21,772 | | | | | | 21,772 |
| | $ per oz | $7.66 | | | | | | $7.66 |
| Put options sold | Amount (kg) | 21,772 | | | | | | 21,772 |
| | $ per oz | $6.19 | | | | | | $6.19 |
| Call options sold | Amount (kg) | 21,772 | | | | | | 21,772 |
| | $ per oz | $8.64 | | | | | | $8.64 |

The following table indicates AngloGold Ashanti's currency hedge position at June 30, 2008

| | Year | 2008 | 2009 | 2010 | 2011 | 2012 | 2013-2016 | Total |
|---|---|---|---|---|---|---|---|---|
| **RAND DOLLAR (000)** | | | | | | | | |
| Forward contracts | Amount ($) | *420,000 | | | | | | *420,000 |
| | US$/R | R7.85 | | | | | | R7.85 |
| Put options purchased | Amount ($) | 50,000 | | | | | | 50,000 |
| | US$/R | R7.41 | | | | | | R7.41 |
| Put options sold | Amount ($) | 50,000 | | | | | | 50,000 |
| | US$/R | R6.94 | | | | | | R6.94 |
| Call options sold | Amount ($) | 50,000 | | | | | | 50,000 |
| | US$/R | R8.06 | | | | | | R8.06 |
| **A DOLLAR (000)** | | | | | | | | |
| Forward contracts | Amount ($) | 5,000 | | | | | | 5,000 |
| | A$/US$ | $0.73 | | | | | | $0.73 |
| Put options purchased | Amount ($) | 30,000 | | | | | | 30,000 |
| | A$/US$ | $0.84 | | | | | | $0.84 |
| Put options sold | Amount ($) | 30,000 | | | | | | 30,000 |
| | A$/US$ | $0.88 | | | | | | $0.88 |
| Call options sold | Amount ($) | 30,000 | | | | | | 30,000 |
| | A$/US$ | $0.81 | | | | | | $0.81 |
| **BRAZILIAN REAL (000)** | | | | | | | | |
| Forward contracts | Amount ($) | 15,000 | 1,000 | | | | | 16,000 |
| | US$/BRL | BRL 1.87 | BRL 1.84 | | | | | BRL 1.87 |
| Put options purchased | Amount ($) | 24,000 | 500 | | | | | 24,500 |
| | US$/BRL | BRL 1.78 | BRL 1.76 | | | | | BRL 1.78 |
| Call options sold | Amount ($) | 78,000 | 1,000 | | | | | 79,000 |
| | US$/BRL | BRL 1.80 | BRL 1.76 | | | | | BRL 1.80 |

\*     Indicates a long position established as part of the hedge close out transaction.

Fair value of the hedge book derivative (liabilities)/assets split by accounting designation as at June 30, 2008

| | Normal purchase and sale exemption | Cash flow hedge accounted | Non-hedge accounted | Available for sale accounted | Total |
|---|---|---|---|---|---|
| | US Dollars (millions) | | | | |
| Forward sale type agreements | (911) | (273) | (268) | – | (1,452) |
| Option contracts | (754) | – | (1,374) | 3 | (2,125)[1] |
| Foreign exchange contracts | – | – | 4 | – | 4 |
| Foreign exchange option contracts | – | – | (4) | – | (4) |
| Interest rate swaps – Gold | (27) | – | 30 | – | 3 |
| **Total** | **(1,692)** | **(273)** | **(1,612)** | **3** | **(3,574)** |

[1]   Includes deliverable call options sold. A deliverable option is an option in terms of which the delivery quantity is fixed regardless of the market price on the exercise date.  In the event that the market price is lower than the strike price, gold is sold to the counterpart at the ruling spot price.

**Recent developments**

On April 14, 2008, it was announced that, following the stabilization of power provided by Eskom (the South African electricity supply body) to the South African operations during the quarter, AngloGold Ashanti forecast the first quarter production to be approximately 1.19 million ounces.  The revised production outlook was approximately 8 percent above guidance provided in the fourth quarter of 2007.  AngloGold Ashanti had also fully delivered into maturing hedge contracts during the quarter. On January 25, 2008, the South African national power supplier, Eskom, had communicated that it could not guarantee power supply to AngloGold Ashanti's South African operations. Precautionary steps were taken for the safety of employees, including ceasing the transportation of employees underground to carry-out mining activities and the cessation of milling activities. Following extensive discussions with Eskom and the South African government, Eskom agreed to guarantee a power supply equivalent to 90 percent of previous supply and undertook to more reliably warn companies when power outages may occur. Mining operations resumed on Wednesday, January 30, 2008 at AngloGold Ashanti's South African mines and in late March 2008, Eskom increased power supply to 96.5 percent of previous levels. At these power levels and as a result of the Company's previously implemented and ongoing initiatives to improve its energy efficiencies, the Company has been able to

restore production back to 100 percent of previous capacity. Since 2004, AngloGold Ashanti and Eskom have undertaken and committed funds and other resources to various initiatives to improve energy efficiencies and reduce power consumption at AngloGold Ashanti's South African mines. These combined efforts have resulted in a decline in the use of electricity, fuel and coal and have to date achieved a 17 percent improvement in energy efficiencies at the Company's South African operations. AngloGold Ashanti views these initiatives as being important not only in the light of power shortages and related disruption to its mining operations but also in that it anticipates that these initiatives will assist in managing future operating cost increases in the light of anticipated increases in unit electrical power, fuel and other energy costs.

On May 6, 2008, AngloGold Ashanti announced the retirement of Mrs E Le R Bradley from the board effective May 6, 2008.

Also on May 6, 2008, AngloGold Ashanti announced a significant greenfields discovery at its 100 percent owned La Colosa exploration site, based on a conceptual economic study completed during the quarter. The project is located 150 kilometers west of Colombia's capital city, Bogota, in the department of Tolima.

On May 15, 2008, AngloGold Ashanti announced that it had terminated the process related to its proposed sale of its interests in the Morila Gold Mine in Mali, due to the fact that no proposals were received which met the Company's value criteria for such a sale. AngloGold Ashanti will remain a joint venture partner together with Randgold Resources Limited and the Government of Mali in the Morila Gold Mine. Randgold Resources will continue as operator of the mine.

On May 16, 2008, AngloGold Ashanti announced that it had completed the transaction to acquire a 15.9 percent direct interest in B2Gold Corporation (B2Gold) and increase B2Gold's interest in certain Colombian properties, as announced on February 14, 2008.

On May 29, 2008, AngloGold Ashanti announced its amendment to the transaction agreement to acquire 100 percent of Golden Cycle Gold Corporation (GCGC) to adjust the consideration that GCGC shareholders receive from 0.29 AngloGold Ashanti American depositary shares ("ADSs") to 0.3123 AngloGold Ashanti ADSs to account for the effects of the AngloGold Ashanti rights offer announced on May 23, 2008. GCGC shareholders approved the transaction on June 30, 2008 at a general meeting and the transaction became effective on July 1, 2008 at which time, AngloGold Ashanti acquired the remaining 33 percent shareholding in the Cripple Creek & Victor Gold Mining Company joint venture. A total of 3,181,198 AngloGold Ashanti ADSs were issued pursuant to this transaction.

On June 26, 2008, AngloGold Ashanti announced that the Johannesburg High Court ruled that the exception lodged by AngloGold Ashanti in respect of Mr Thembekile Mankayi's claim for damages against the Company had been upheld. Mr Mankayi had lodged a R2.7 million (approximately $0.3 million) claim in respect of occupational lung disease allegedly sustained during his employment at AngloGold Ashanti's then Vaal Reefs mine in the 1990s. The finding confirms that employees who qualify for benefits in respect of the Occupational Diseases in Mines and Works Act (ODMWA) may not, in addition, lodge civil claims against their employers in respect of their relevant conditions.

On June 30, 2008, AngloGold Ashanti announced further changes to its Executive Management as part of its previously announced transformation.

Shareholders at a general meeting held on May 22, 2008 approved the issue of new ordinary shares to AngloGold Ashanti ordinary and E ordinary shareholders by way of a rights offer at a ratio of 24.6403 rights offer shares for every 100 AngloGold Ashanti shares held on the record date of July 6, 2008. The final terms of the rights offer were announced on May 23, 2008 resulting in a total of 69,470,442 new rights offer shares being offered to shareholders at a subscription price of R194.00 per share. On July 7, 2008, AngloGold Ashanti announced that the rights offer closed on July 4, 2008 and that 68,105,143 shares had been subscribed for (98 percent of rights offered) which shares were issued on July 7, 2008. Applications to acquire additional shares amounting to 400,468,713 shares (or 576.5 percent) had been received and the remaining 1,365,299 shares were issued on July 11, 2008. A total of R13.477 billion ($1.7 billion) was raised.

On July 14, 2008, AngloGold Ashanti announced that it had made substantial progress in the reduction of its derivatives position, which will allow AngloGold Ashanti to benefit from improved participation in the spot gold price.

On July 29, 2008, AngloGold Ashanti announced the resignation of Mr Simon Thompson from the board, effective July 28, 2008.

On July 31, 2008, AngloGold Ashanti announced it had entered into a letter of agreement with Eldorado Gold Corporation ("Eldorado") to acquire 100 percent of Eldorado's wholly owned subsidiary, São Bento Gold Limited ("SBG"), which company in turn wholly owns São Bento Mineração S.A. ("SBMSA") for a consideration of $70 million to be settled by the issue of AngloGold Ashanti shares to Eldorado ("the Transaction").

SBMSA holds the São Bento Mine ("São Bento"), a Brazilian gold operation located in the immediate vicinity of AngloGold Ashanti's proposed Córrego do SÍtio Mine ("Córrego do SÍtio"). Córrego do SÍtio is part of AngloGold Ashanti Mineracão Ltda and is located in the municipality of Santa Bárbara, Iron Quadrangle region of Minas Gerais State, Brazil. São Bento started its operations in 1986 and operated until January 2007, at which time São Bento's process plant and facilities were placed on care and maintenance. The Transaction is subject to the execution and delivery of all definitive agreements necessary to implement the Transaction and the receipt of all necessary regulatory, ministerial and other government approvals in South Africa and Brazil including the approval of the South African Reserve Bank and the SDE-CADE antitrust approval in Brazil.

On October 17, 2008, AngloGold Ashanti announced that it has been notified of an unsolicited below-market "mini- tender offer" by TRC Capital Corporation of Toronto, Canada to purchase up to 4,000,000 American depositary shares ("ADSs") of AngloGold Ashanti Limited (each of which represents one ordinary share). AngloGold Ashanti recommended against ADS holders tendering their ADSs in response to this unsolicited mini-tender offer and cautioned shareholders that TRC Capital had made a multitude of below-market mini-tender offers for the shares of other companies for its profit.

It was AngloGold Ashanti's intention to refinance the $1.0 billion convertible bond with the proceeds of a new equity linked instrument. However, global capital market conditions have been, and continue to be, disrupted and volatile and in recent weeks the volatility and lack of liquidity in global capital markets have reached unprecedented levels. In light of these recent market conditions, on October 30, 2008 AngloGold Ashanti announced that it is actively exploring a broader range of refinancing options, including bridge financing, further debt financing and additional asset sales, as well as reviewing discretionary capital expenditures. See "Item 3D. Risk Factors -- Risks related to AngloGold Ashanti's operations -- AngloGold Ashanti's level of indebtedness may adversely affect is business" in AngloGold Ashanti's Form 20-F for the year ended December 31, 2007, filed with the SEC on May 19, 2008. As at September 30, 2008, AngloGold Ashanti had unrestricted cash and cash equivalents of $555 million and $294 million of borrowing headroom available under its revolving credit facility. As a portion of the borrowings are in Australian dollars, this headroom should increase by approximately $140 million due to the prevailing weaker A$/$ exchange rate. AngloGold Ashanti's budgeted spend on the Boddington project for the remainder of the year is approximately A$150 million. In addition, the Company had budgeted expenditures through the remainder of the year of some $200 million to $255 million and it is currently reviewing these additional capital expenditures.

## Forward-looking statements

Except for historical information, there may be matters discussed in this interim report that are forward-looking statements. In particular, the statements made under "Gold market" regarding the future performance of the gold and currency markets and "Liquidity and capital resources" regarding sources of financing are forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: AngloGold Ashanti's strategy to reduce its gold hedging position including the extent and effect of the hedge reduction; the economic outlook for the gold mining industry; expectations regarding gold prices, production, costs and other operating results; growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of

commercial operations at AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti's liquidity and capital resources and expenditure, including its intentions and ability to refinance its $1 billion convertible bond; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti's current expectations concerning future results and events. Statements that describe AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements speak only as of the date they are given. AngloGold Ashanti undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.

For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended December 31, 2007, which was filed with the Securities and Exchange Commission on May 19, 2008. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date:  November 3, 2008                    By:  /s/  L EATWELL

Name:  L Eatwell
Title:     Company Secretary